11/5

02055732

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hawkeye Gold Corp.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
NOV 13 2002
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 2435 FISCAL YEAR 5-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 11/5/02

02 NOV -5 AM 8:10

82-2435

AR/S
5-31-02

HAWKEYE
GOLD CORPORATION

Canada's Diamond Company™

2002 Annual General Meeting Material
Year End Audited Financial Statements - May 31, 2002
Notes to Audited Financial Statements - May 31, 2002
BC FORM 51-901F – Schedule B and C - May 31, 2002

HAWKEYE
GOLD CORPORATION

October 9, 2002

British Columbia Securities Commission
701 West Georgia Street, 9th Floor
Vancouver, British Columbia, Canada
V7Y 1L2

Attention: **British Columbia Securities Commission**

To whom it may concern:

RE: **HAWKEYE GOLD INTERNATIONAL INC. (the "Company")**
- 2002 Audited Financial Statements -

Please accept this letter as confirmation that the following documents have been mailed to our shareholders:

A] Directors' Report to Shareholders;

B] Notice of Annual General Meeting and Information Circular;

C] BC FORM 51-901F;

D] Auditors' Report;

E] The Company's May 31, 2002 Audited Financial Statements including Notes to the Consolidated Financial Statements; and

F] Schedule B (Supplementary Information) and Schedule C (Management Discussion and Analysis) for the Company's 4th quarter and current year ended May 31, 2002.

If you have any questions feel free to contact the undersigned.

Thank you.

Sincerely,

HAWKEYE GOLD INTERNATIONAL INC.
Per:

Greg Neeld
President & CEO

HAWKEYE GOLD INTERNATIONAL INC.
Suite 2701 – 1188 Quebec Street, Vancouver, B.C., Canada V6A 4B3
Ph: (604) 878-1339 • Fax: (604) 688-3402 • Corporate Communications: 1-800-665-3624 • Internet: www. hawkeyegold.com

TSX VENTURE EXCHANGE - HGO

HAWKEYE
GOLD CORPORATION

DIRECTORS' REPORT

FOR THE YEAR ENDING MAY 31, 2002

TSX Venture Exchange Listed - HGO
12g3-2(b):82-2435
Standard & Poor's Corporate Records
CUSIP NO : 42016T 10 0

This Directors' Report is a two fold discussion of material changes that affected HAWKEKYE GOLD INTERNATIONAL INC. (the "Company", the "Issuer", or "HAWKEYE") during its current fiscal year, June 1, 2001 to May 31, 2002 (the "fiscal year" or the "current year") and, when applicable, material changes that impacted the Company subsequent to its year end and to the date of this report, October 1, 2002 (the "post year-end period"). Attached to this Directors' Report is the Company's Notice of Annual General Meeting, Information Circular, BC FORM 51-901F, Auditors' Report including our year-end Audited Consolidated Financial Statements and Notes to the Consolidated Financial Statements, Schedule B (Supplementary Information) and Schedule C (Management Discussion and Analysis). These documents are being forwarded to you in connection with HAWKEYE's 2002 Annual General Meeting to be held on Friday, the 15th day of November, 2002, at 10:00 a.m., in Vancouver, British Columbia, Canada. We recommend that you read this report in its entirety. Important information regarding corporate developments and changes to your Company's structure, management, financial health, short and long terms goals and issues to be voted upon at our upcoming Annual General Meeting are discussed in detail.

During the Issuer's current fiscal year and to the date of this report the Company did not generate any revenues from operations or record any related cost of sales due to the fact it does not currently generate revenues from mineral production and is therefore considered to be a development stage corporation. The Issuer is an exploration company in the business of exploring for and the development of natural resource properties with a focus on diamonds and base and precious metal properties located in Canada. The Issuer currently owns options to acquire varying interests in two mineral properties known as the YANKEE Diamond Property and the CEO Claims located in Nunavut and the Northwest Territories, Canada, respectively.

During the current year ended May 31, 2002 the Company experienced an operating and total loss of $278,448 for a loss of $0.04 per share compared to an operating loss of $221,353 or $0.06 per share and a total loss of $620,624 or loss of $0.16 per share for the same period in 2001. The $278,448 operating loss for the current year increased the Issuer's deficit to $4,962,259 at May 31, 2002 compared to $4,683,811 at May 31, 2001. The $620,624 total loss for the fiscal year ended May 31, 2001 is represented by an operating loss of $221,353 and the write-down of the TRI and REBA claims totaling $399,271. The Company had a working capital surplus of $322,167 as at May 31, 2002 in comparison to a working capital deficiency of $252,207 as at May 31, 2001.

During the year ended May 31, 2002, administrative expenses totaled $278,448 compared to $221,353 for the same period in 2001. Material expenditures (greater than 20% of total expenses) incurred during the year under review consisted of wages and benefits totaling $69,538. During the comparative period of the prior year, $68,295 in wages and benefits were paid. Please refer to the Expenses category in the "Consolidated Statements of Loss and Deficit" section of our May 31, 2002 audited consolidated financial statements attached hereto for a detailed breakdown of all expenses.

During the year ended May 31, 2002 the Company incurred a total of $44,105 in deferred resource property expenditures in comparison to $215,417 (excluding acquisition costs) incurred during the year ended May 31, 2001. The $44,105 in deferred resource property expenditures incurred during the Company's current year ended May 31, 2002 were directly related to exploration expenditures on the YANKEE Property. Material expenditures incurred on the property during the current year consisted of $16,025 for air transport and $8,426 for contractor fees. The $215,417 in deferred resource property expenditures incurred during fiscal 2001 were also directly related to exploration expenditures on the YANKEE Property. Material expenditures incurred on the property during this period consisted of $48,234 for air transport, $34,859 for an airborne geophysical survey, $30,919 for assays, $15,971 for camp costs, $17,590 for contractor fees, and $19,583 for management fees. Refer to the "Consolidated Schedule of Deferred Resource Property Expenditures" – Schedule 1 - in the audited consolidated financial statements attached hereto for a detailed breakdown for all expenditures associated with the YANKEE Property.

The Company wrote-off $NIL in deferred expenditures relating to the abandonment of resource properties during its current fiscal year ended May 31, 2002 compared to $399,271 during the same period in fiscal 2001. The $399,271 write down of deferred resource property expenditures during 2001 resulted from the Issuer's rights to the TRI and REBA claims, which were located approximately 140 kilometres northwest of Yellowknife, Northwest Territories, Canada, lapsing. The Company no longer owns an interest in these properties and as a result a total of $237,784 for the TRI claims and $161,487 for the REBA claims in deferred resource property expenditures were wrote-off at the end of the Issuer's previous year ended May 31, 2001. $87,784 of the write-down component for the TRI claims was attributed to exploration expenditures and $150,000 to acquisition costs. In comparison $95,000 in acquisition costs and $66,487 in deferred exploration expenditures were attributed to the REBA claims.

During the current fiscal year, the Company fulfilled its obligation to Major General Resources Ltd. by issuing 100,000 common shares on July 16, 2001 and paying $200,000 representing full settlement to Major General with respect to satisfying the conditions necessary to earn its 33 1/3% interest in the YANKEE Claims.

With respect to the aforementioned issuance of 100,000 common shares to Major General, a value of $25,000 has been assigned as acquisition costs incurred during fiscal 2002 (2001- $NIL).

As discussed above, the Issuer incurred $44,105 in deferred resource expenditures in connection with ground geophysical surveys performed on the YANKEE Property during August 2001. Other than these expenditures and the $25,000 in acquisition costs assigned to the YANKEE Property, no additional funds were expended on the Company's YANKEE or CEO Claims during its current fiscal year.

During the year under review Ms. Mary-Lee Neeld resigned as secretary of the Company and Mr. John R. Fraser, P.Geo., a member of the Board of Directors of the Issuer, agreed to accept the position of secretary for the Company and Dr. George Poling agreed to join the Issuer's management team to act as advisor to the Board of Directors in the capacity of Senior Consulting Engineer. The Issuer is very pleased that Dr. Poling agreed to join its management team and looks forward to capitalizing on Dr. Poling's vast knowledge and experience in the mining industry as HAWKEYE progresses through its future stages of development. Please refer to Section 2 (I) of Schedule C attached hereto for a detailed summary of Mr. Poling's distinguished business career.

During the current fiscal year ended May 31, 2002, the Company raised a total of $1,035,700 in comparison to a total of $230,500 for the previous year ended 2001. Proceeds for the current fiscal year were raised through the exercise of 350,000 share purchase warrants at a price of $0.15 per share, the issuance of 2,413,288 private placement units (one share and one share purchase warrant) ranging between prices of $0.11 to $0.21 per share to individual investors and insiders of the Company totaling $303,000, and via the issuance of a Short Form Offering Document (SFOD) through the Issuer's Agent, Canaccord Capital Corporation (the "Agent"), totaling $680,200. In comparison, the Issuer raised a total of $230,500 in the previous year via the issuance of common shares through a combination of private placements ($215,500) and the exercise of employee stock options ($15,000). The SFOD Offering, which closed on May 17, 2002, qualified for distribution of 4,534,666 Units at a price of $0.15 per share raising the Company gross proceeds of $680,200 (Cdn.) and net proceeds of $603,153 (Cdn.) after payment of expenses and a 9 % commission to the Company's Agent. Each unit consists of one common share and one *trading* common share purchase warrant. 2,504,400 of the units qualify as flow-through units and 2,030,266 of the units are non-flow-through units. Each *trading* warrant can be exercised to acquire one additional common share which is not a flow-through share at an exercise price of $0.15 on or before May 17, 2003. Effective at the opening of the TSX Venture Exchange on May 28, 2002, 4,534,666 non-flow-through warrants commenced trading on the TSX Venture Exchange under the symbol HGO.WT. Proceeds from these funds were used for general working capital purposes, to pay down debt and to perform work programs on the YANKEE Property subsequent to the Issuer's year ended May 31, 2002. For further details regarding these share issuances, financings and use of proceeds please refer to Section 9 b) of the notes to our audited consolidated financial statements and Sections 3 and 4 (E) in Schedule C (Management Discussion and Analysis), both of which are attached hereto.

During the fiscal year ended May 31, 2002, approximately 6,150,000 shares of the Company traded investors' hands compared to approximately 4,600,000 shares during the previous year ended May 31, 2001. During the current year, HAWKEYE's shares traded as high as $0.28 and as low as $0.10. In comparison, the Issuer's shares traded as high as $0.53 and as low as $0.11 during the previous year ended May 31, 2001. The Company's shares closed at a price of $0.15 on May 31, 2002 compared to $0.24 on May 31, 2001. As at year end, May 31, 2002, a total of 13,850,209 shares were issued and outstanding in the capital of the company in comparison to 5,498,684 shares at year end May 31, 2001.

Subsequent to the Issuer's year ended May 31, 2002 and to the date of this report, October 1, 2002, (the "post year-end period") the following developments affected your Company:

In early June 2002, the Issuer completed detailed ground geophysical surveys over three lake based targets (I16, I16 west and A5 south) and one land based target (PAR 14) on the YANKEE Property in preparation for its drill program to test these anomalies which are located in the northern top third of the YANKEE Property. Drilling commenced in mid-June and was completed by the first week of July 2002. HAWKEYE drilled four holes totaling 625 metres to test the I16, I16 West, A5 South and PAR 14 geophysical anomalies. Two of the three lake based targets, which are magnetic highs, were drilled before ice breakup. The third hole (A5 South) was incomplete due to deteriorating ice conditions and was terminated approximately 50 metres short of its intended target, which is a magnetic low anomaly. None of the holes encountered kimberlite. Character samples of core from each hole were collected and forwarded to a laboratory for petrographic and chemical analysis. There were no encouraging results from these tests.

Due to the disappointing results of the YANKEE Property drill program, management is considering various options available to the Issuer which include possible acquisitions and further work programs for the YANKEE Property.

During the post-year end period, the Issuer completed the necessary work requirements in connection with its objective of earning a 50% interest in the YANKEE Claims. The Company must still issue the required 50,000 common shares to Diamonds North (formerly "Major General Resources Ltd.") before earning this interest.

Subsequent to the Issuer's year ended May 31, 2002, Mr. Derek A. Huston joined the management team of the Company to act as Vice President, Corporate Finance. Mr. Huston has over 15 years of business experience dealing with public companies. During his career he has served as a member of the Board of Directors and has been instrumental in raising significant capital for these companies.

During the post year-end period, the Company did not issue any shares from treasury or raise any capital through private or public financings. The Issuer however, is currently in discussions with a brokerage house regarding a public financing which, if arranged, could be completed sometime in the latter part of 2002 or early 2003. The Company did issue 637,000 stock options to certain employees, directors, officers and consultants of the Company at an exercise price of $0.15 per share expiring June 5, 2007. On July 4, 2002, 595,238 share purchase warrants of the Company expired, unexercised.

The Company did not acquire an interest in any additional resource properties, nor did it abandon any of its existing resource properties during the post year-end period. The Issuer is currently involved in negotiations with Diamonds North to possibly increase its land position on Victoria Island and is aggressively pursuing other diamond and gold land acquisition opportunities within North America.

Subsequent to the Issuer's year ended May 31, 2002 and to the date of this report, October 1, 2002, approximately 2,657,039 shares in the capital of the Company traded investors' hands compared to approximately 970,539 shares during the same period the previous year ended October 1, 2001. During the post year-end period, HAWKEYE's shares traded as high as $0.15 and as low as $0.01 in comparison to a high of $0.28 and a low of $0.13 during the previous period ended October 1, 2001. The Company's shares closed at a price of $0.03 on October 1, 2002 compared to $0.19 on October 1, 2001. As at the date of this report October 1, 2002, a total of 13,850,209 shares were issued and outstanding in the capital of the Company in comparison to 7,363,154 shares on October 1, 2001. The authorized capital of the Company currently consists of 100,000,000 common shares without par value.

At the Issuer's upcoming Annual General Meeting, management is recommending to our shareholders that they approve a special resolution to consolidate the Company's shares on the basis of up to four pre-consolidation shares for each post-consolidation share, and thereafter increase the authorized capital so that it is again 100,000,000 shares. The TSX Venture Exchange will require the Company to change its name to avoid confusion among investors following any consolidation. Accordingly, management recommends that shareholders pass a special resolution approving a change of name of the Company to "HAWKEYE Gold and Diamonds Corporation" or such other name as the directors may select. Finally, to ensure that the Company does not unnecessarily proceed with the proposed consolidation and name change, management recommends that the directors be authorized by special resolution to abandon or postpone processing of the consolidation and name change if they determine that it is in the best interests of the Company to abandon or postpone the same. For further information regarding the proposed share consolidation and name change please refer to "PARTICULARS OF OTHER MATTERS TO BE ACTED UPON" (Section (3), Consolidation)) and Appendix "A" (Special Resolutions) of the Issuer's

Information Circular attached hereto.

As discussed above, the Company has experienced a loss of $278,448 for the year ended May 31, 2002 (2001 - $620,624), and, as at May 31, 2002 has a deficit of $4,962,259 (2001 - $4,683,811) and a working capital surplus of $322,167 in comparison to a working capital deficiency of $252,207 as at May 31, 2001. The future operations of the Company are dependent upon the continued support of our shareholders and the investment community and management's ability to continue to raise further capital to fund the Issuer's future operations, working capital requirements and work programs for its mineral properties through the issuance of equity via private and public non-brokered and brokered financing opportunities.

In conclusion, due to the disappointing results of the YANKEE Property, the Issuer is currently in a regrouping mode. The Company's short term plan is to; a) evaluate the potential of the YANKEE Property for continued work programs in 2003; b) acquire additional property on Victoria Island as well as other diamond and gold properties within North America; c) propose a name change and a consolidation of the Company's share capital to our shareholders at our upcoming Annual General Meeting as discussed above; and d) arrange for a brokered financing to be completed sometime in the latter part of 2002 or early 2003. As mentioned above, throughout the post year-end period, the Issuer has been in discussions with Diamonds North for property acquisitions on Victoria Island and has also had discussions with other vendors of diamond and gold properties for acquisition within North America. During this period, the Issuer has also had discussions with a brokerage house to arrange for a financing which could be completed in the latter part of 2002 or early 2003. As at the date of this report, October 1, 2002, no arrangements for property acquisitions or financings had been finalized, however, if and when they are, the Issuer will make this news available to our shareholders and the investment community via standard dissemination channels.

We would like to take this opportunity to thank our valued shareholders and to let you know that we appreciated your loyalty and patience during the past year and to point out that, even though drilling results from the YANKEE Property were disappointing, the Company is aggressively moving forward with regards to assessing possible future work programs for the property and acquiring new diamond and gold projects within North America and possibly restructuring the affairs of the Company to place it on solid footing for future financings and enhancing shareholder value.

For further information on HAWKEYE GOLD INTERNATIONAL INC. feel free to contact our Corporate Communications department through any of the following methods:

Toll Free:	1-800-665-3624 (North America)
Vancouver	(604) 878-1339
Facsimile:	(604) 688-3402
E-mail:	haw@hawkeyegold.com
Web Site:	www.hawkeyegold.com

ON BEHALF OF THE BOARD OF DIRECTORS OF HAWKEYE GOLD INTERNATIONAL INC.

Greg Neeld
President & CEO

October 1, 2002

HAWKEYE GOLD INTERNATIONAL INC.
NOTICE OF ANNUAL GENERAL MEETING

The 2002 Annual General Meeting of the Members of HAWKEYE GOLD INTERNATIONAL INC. ("the Company") will be held at 1300 - 1111 West Georgia Street, Vancouver, British Columbia, on Friday, the 15th day of November, 2002 at 10:00 a.m. for the following purposes:

1. to receive the Report of the Directors, the audited consolidated financial statements of the Company for its financial year ended May 31, 2002 and the Report of the Auditor on those statements;

2. to appoint an auditor for the ensuing year;

3. to authorize the Directors to fix the auditor's remuneration;

4. to elect directors;

5. to approve a Stock Option Plan;

6. to approve an Escrow Agreement;

7. to consider and, if deemed appropriate, approve special resolutions in the form attached to the accompanying Information Circular as Appendix "A", altering the Memorandum of the Company to:

   (a) consolidate all of its common shares without par value on the basis of four pre-consolidation shares for each post-consolidation share;

   (b) increase the Company's post-consolidation authorized capital to 100,000,000 common shares without par value; and

   (c) change the name of the Company to "Hawkeye Gold and Diamonds Corporation" or such other name as may be selected by the Board of Directors of the Company and acceptable to the Registrar of Companies and the TSX Exchange;

   and to authorize the Board of Directors of the Company, in their discretion, to proceed with or abandon the consolidation and name change so approved;

8. to authorize the directors, in their discretion, to re-price downward any existing stock options held by insiders of the Company;

9. to transact such other business as may properly be brought before the Meeting.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is incorporated by reference into and deemed to form part of this Notice.

Registered members who are unable to attend the Meeting in person and who wish to ensure that their shares are voted at the Meeting are requested to complete, sign, date and return their proxy to Computershare Trust Company of Canada, 200 - 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9. The enclosed form of proxy must be completed in accordance with the instructions set out in the form of proxy and in the Information Circular accompanying this Notice, and, to be valid, must be received by Computershare Trust Company of Canada not fewer than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time fixed for the Meeting.

DATED at Vancouver, British Columbia, this 2nd day of October, 2002.

BY ORDER OF THE BOARD OF DIRECTORS
"GREG NEELD"
President

HAWKEYE GOLD INTERNATIONAL INC.

INFORMATION CIRCULAR FOR THE 2002 ANNUAL GENERAL MEETING OF MEMBERS OF HAWKEYE GOLD INTERNATIONAL INC. TO BE HELD ON NOVEMBER 15, 2002

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of **HAWKEYE GOLD INTERNATIONAL INC.** (the "Company") for use at the 2002 Annual General Meeting of Members of the Company to be held at the time and place and for the purposes set forth in the Notice of Meeting distributed with this Information Circular. The solicitation will be made primarily by mail and may in addition be made by personal and telephone contact with members by regular employees of the Company. The cost of this solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

The persons designated as proxyholders on the accompanying form of proxy have been selected by management. **Each member has the right to appoint a person, who need not be a member, to attend and act for and on behalf of such member at the Meeting in place of the persons designated by management. A member desiring to appoint some other person as proxyholder may do so by *striking out the printed names and inserting the name of the desired person in the space provided* in the form of proxy.** If no choice of proxyholder is made in such manner then the first named proxyholder will exercise the proxy with automatic substitution of the succeeding named proxyholder if such first named proxyholder does not attend the Meeting and automatic substitution of the third named proxyholder, if any, if such second named proxyholder does not attend the Meeting. A person appointed as proxyholder need not be a member of the Company. All completed proxy forms must, to be valid, be deposited at Computershare Trust Company of Canada, 200 - 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, not fewer than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) before the time of the Meeting.

REVOCATION OF PROXY

A member giving a proxy may revoke it either by signing a proxy bearing a later date and depositing it at the place and within the time aforesaid or by signing and dating a written notice of revocation (in the same manner as the proxy is required to be executed as set out in the notes to the proxy) and either depositing the same at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting, or on the day of any adjournment thereof, or registering with the Scrutineer at the Meeting as a member present in person, or in any other manner provided by law, whereupon such proxy shall be deemed to have been revoked. Revocation of a proxy will not affect any matter on which a vote has been taken before the revocation.

EXERCISE OF DISCRETION BY PROXYHOLDER

The shares represented by the accompanying form of proxy will be voted or withheld from voting in accordance with the instructions of the member depositing the proxy on any poll that may be called for, and if such member specifies a choice with respect to any matter to be acted upon at the Meeting, the shares shall be voted accordingly. **IN THE ABSENCE OF ANY SUCH INSTRUCTION OR CHOICE, SUCH SHARES WILL BE VOTED IN FAVOUR OF THE MATTERS DESCRIBED IN THE PROXY.**

The accompanying form of proxy confers discretionary authority upon the proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting and other matters which may properly come before the Meeting. At the time of printing this Circular, Management of the Company knows of no such amendments, variations or other matters which are anticipated to be presented for consideration or action at the Meeting.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES ON VOTING COMMON SHARES

The information set forth in this section is of significant importance to any shareholders of the Company who do not hold Common Shares in their own name. Shareholders who do not hold shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in the shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the nominee of The Canadian Depository for Securities, which acts as depository for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting shares for the broker's clients. **Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.**

Applicable regulatory rules require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at a meeting. **A Beneficial Shareholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote Common**

Shares directly at the Meeting. The proxy must be returned to IICC well in advance of the meeting in order to have the Common Shares voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or an agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the form or proxy provided to them and return the same to their broker (or the Broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

The authorized capital of the Company currently consists of 100,000,000 common shares without par value, of which 13,850,209 were issued and outstanding on September 30, 2002. Each common share carries the right to one vote on any poll at meetings of members of the Company. The Company has no other class of voting securities.

In respect of currently issued and outstanding shares in the capital of the Company, those persons entitled to receive notice of and to vote at the Meeting in person or by proxy will be determined by the record of registered members of the Company at 4:00 p.m. (local Vancouver time) on October 1, 2002, the Record Date for the Meeting. If the Company should issue additional shares from treasury after 4:00 p.m. on October 1, 2002, the person or persons to whom those shares are issued shall not be entitled to receive notice of the Meeting, but shall, if included on the record of registered members of the Company before the time for the meeting, be entitled to vote at the meeting in person or, if they have deposited a proxy not fewer than 48 hours (Saturdays, Sundays and statutory holidays excluded) before the time for the Meeting, by proxy.

To the best of the knowledge and belief of the directors and senior officers of the Company, as at September 30, 2002, no person(s) beneficially owned, directly or indirectly, or exercised control or direction over shares carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

APPOINTMENT OF AUDITOR

The management of the Company will recommend to the Meeting that Ellis Foster, Chartered Accountants, be reappointed as auditors of the Company at a remuneration to be fixed by the directors. Ellis Foster were first appointed auditors of the Company on December 10, 1992.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON

No person who has been a director or senior officer of the Company at any time since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate of affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors, except as may be disclosed herein under the heading "Particulars of Other Matters to be Acted Upon".

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the Directors or senior officers of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons, has had any material interest, direct or indirect, in any transactions since the commencement of the Company's last completed financial year, or has any material interest, direct or indirect, in any proposed transaction which, in either case, has or will materially affect the Company, except as may otherwise be disclosed herein under the heading "Particulars of Other Matters to be Acted Upon".

MATERIAL RECEIVED FROM MEMBERS

The advance notice of the Meeting inviting nominations for directors of the Company required by the *Company Act (British Columbia)* was published in The Province newspaper on August 30, 2002. No written nominations have been received by the Company.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No director or senior officer, nor any proposed nominee for director, nor any associate or affiliate of any of them, has been indebted to the Company or its subsidiaries at any time since the beginning of the last completed financial year of the Company for other than routine indebtedness.

EXECUTIVE COMPENSATION *(SECURITIES ACT)*

Named Executive Officers

Form 51-904.F under the *Securities Act (British Columbia)* requires the disclosure of compensation received by each "Named Executive Officer" of the Company. "Named Executive Officer" is defined in Form 51-904.F to mean (i) each Chief Executive Officer of the Company, despite the amount of compensation of that individual, (ii) each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000, and (iii) any additional individual for whom disclosure would have been provided under (ii) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year end of the Company. "Executive Officer" is defined in Form 51-904.F to mean (i) the chair of the Company, (ii) a vice-chair of the Company, (iii) the President of the Company, (iv) a vice-president of the Company in charge of a principal business unit, division or function such as sales, finance or production, or (v) an officer of the issuer or any of its subsidiaries or any other person who performed a policy-making function in respect of the Company. During the Company's most recently completed financial year, the Company had only one Named Executive Officer.

Summary of Compensation

The following table sets forth information concerning compensation earned by the Company's sole Named Executive Officer during the three most recently completed financial years of the Company.

SUMMARY COMPENSATION TABLE
(Stated in Canadian Dollars)

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year Ended May 31	Salary	Bonus	Other Annual Compen -sation	Securities Under Option/ SARs Granted	Restricted Shares or Restricted Share Units	Long-Term Incentive Plan Payouts	All Other Compen-sation
Gregory Neeld President	2002 2001 2000	$60,000 $60,000 $60,000	Nil Nil Nil	Nil Nil Nil	12,084 Nil 65,000/nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Long-Term Incentive Plan Awards Table

The Company currently has no long-term incentive plan intended to serve as incentive for performance to occur over a period longer than one year.

Options and Stock Appreciation Rights (SARs)

The Company does not have a formal stock option plan. Options are granted by the Board of Directors from time to time to directors, officers and employees as an incentive and, once granted, such options are administered by the Company's secretary. The following table sets forth individual grants of stock options during the fiscal year ended May 31, 2002 to the Company's sole Named Executive Officer.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Option/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Gregory Neeld	12,084	5.64%	$0.10	$0.10	Jan. 18/07

The following table sets forth details of all exercises of stock options/SARs during the fiscal year ended May 31, 2002 by the Company's sole Named Executive Officer and the fiscal year end value of unexercised options/SARs on an aggregated basis.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (1) ($)	Unexercised Options/SARs at Financial Year End (#) Exercisable/Unexer-cisable	Value of Unexercised in the Money Options/SARs at Financial Year End ($) Exercisable/Unexer-cisable
Gregory Neeld	Nil	nil	102,084/nil	Nil/nil

(1) "Aggregate Value Realized" is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date of exercise and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Named Executive Officer.

The following table sets forth details of all repricings of stock options/SARs during the Company's fiscal year ended May 31, 2002 by the Company's sole Named Executive Officer.

TABLE OF OPTION AND SAR REPRICINGS

Name	Date of Repricing	Securities Under Options/SARs Repriced or Amended	Market Price of Securities at Time of Reprising or Amendment ($/Security)	Exercise Price at Time of Repricing or Amendment ($/Security)	New Exercise Price ($/Security)	Length of Original Option Term Remaining at Date of Repricing or Amendment
Nil						

Termination of Employment, Change in Responsibilities and Employment Contracts

Pursuant to an employment agreement, the Named Executive Officer receives a salary of $5,000 per month. The Company does not have any compensatory plan or arrangement with respect to its sole Named Executive Officer which would result from the resignation, retirement or any other termination of employment of such individual's employment or from a change of control of the Company or any subsidiary of the Company or a change in such individual's responsibilities following a change in control which, including all periodic payments or instalments, exceeds $100,000.

Compensation of Directors

Directors who are not Named Executive Officers of the Company do not receive any compensation from the Company in their capacities as directors.

The aggregate direct remuneration paid or payable by the Company and its subsidiaries whose financial statements are consolidated with those of the Company to the directors and the senior officers of the Company (including the Secretary and the five highest-paid employees of the Company other than the Named Executive Officer) during its last completed financial year was $14,663. Reference should be made to the Summary Compensation Table above for details of compensation paid to the sole director who is also a Named Executive Officer.

The Company has no subsidiaries whose financial statements are not consolidated with those of the Company. Except for options described below and as disclosed in the Statement of Executive Compensation herein, the Company has not made and does not propose to make, directly or indirectly, any other remuneration payments to the directors and the senior officers of the Company pursuant to any existing plan or arrangement. No pension benefits are proposed to be paid to the directors and the senior officers of the Company under any normal pension plan, directly or indirectly, by the Company or any of its subsidiaries. No director, senior officer, proposed nominee for election as a director and no associate of any director, senior officer or proposed nominee has at any time since the beginning of the last completed financial year of the Company been indebted to the Company for more than $5,000.

During the Company's financial year ended May 31, 2002, options were granted to directors and senior officers of the Company (other than the Named Executive Officer) without payment to purchase common shares.

Date of Grant	No. of Shares	Price Per Share	Option Expiry	Preceding 30-Day Price Range
Jan. 18/02	57,207	$0.10	Jan. 18/07	$0.10

During the Company's financial year ended May 31, 2002, options were exercised by directors and senior officers of the Company (other than the Named Executive Officer) to purchase common shares as follows:

No. of Shares Purchased	Date of Exercise	Purchase Price	Preceding 30-Day Price Range
None			

Small Business Issuer Exemption

Under Form 41, a "Small Business Issuer" is defined to include a company that had revenues of less than $25,000,000 in its most recently completed financial year and has a public float of less than $25,000,000. Small Business Issuers are entitled to omit disclosure otherwise required to be provided under those portions of Form 51-904.F entitled "Option and SAR Repricings", Defined Benefit or Actuarial Plan Disclosure", "Compensation Committee", Report on Executive Compensation" and "Performance Graph". The Company is a Small Business Issuer and has omitted such disclosure.

MANAGEMENT CONTRACTS

Management functions of the Company and its subsidiaries are not to any substantial degree performed by any person other than the directors or senior officers of the Company and its subsidiaries. The Company has a management agreement with Greg Neeld pursuant to which he receives $5,000 per month.

ELECTION OF DIRECTORS

Management of the Company proposes to nominate the persons listed below for election as directors of the Company. MANAGEMENT DOES NOT CONTEMPLATE THAT THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN ADDITION TO THE NOMINEES HEREIN LISTED, SHAREHOLDERS PRESENT AT THE MEETING SHALL BE ENTITLED TO NOMINATE AND VOTE FOR THE ELECTION OF ANY OTHER PERSON AS A DIRECTOR. THE COMPANY HAS NOT RECEIVED NOTICE OF AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEE ADDITIONAL TO THE NOMINEES NAMED.

The directors of the Company are currently elected annually and hold office until the next Annual General Meeting of the members or until their successors in office are duly elected or appointed, unless their offices are earlier vacated in accordance with the Articles of the Company or with the provisions of the Company Act (B.C.). All of those nominees who are presently directors will have their terms of office as directors expire as of the date of the Meeting.

The following table provides information respecting the individuals proposed to be nominated by management for election as directors at the Meeting, including the approximate number of shares of the Company beneficially owned, directly or indirectly, by them, as at October 1, 2001:

Name and Residence	Principal Occupation	Director Since	No. of Shares
GREGORY NEELD (1) Vancouver, B.C.	President of the Company	1991	1,247,130 Shares (2)
MAUREEN KEREMIDSCHIEFF (1) White Rock, B.C.	Engineering Assistant, Vancouver City Engineering Department	1991	Nil
ANDREE PLOURDE (1) Vancouver, B.C.	Employee of Gordon Latham Ltd. (Administration)	1999	Nil
JOHN FRASER North Vancouver, B.C.	Professional Geologist	2001	Nil

(1) Member of the Audit Committee
(2) Includes 93,750 Escrow Shares. "See Particulars of Other Matters to be Acted Upon".

As a reporting issuer in British Columbia, the Company is required to have an audit committee. Gregory Neeld, Maureen Keremidschieff and Andree Plourde are currently the members of the Company's audit committee. The Company has no Executive Committee.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(1) Stock Option Plan

Pursuant to TSX Venture Exchange (the "Exchange") Policy 4.4 implemented during August, 2002, all TSX listed companies are required to adopt a stock option plan. The Board of Directors of the Company has established such a plan (the "2002 Plan"). The purpose of the 2002 Plan is to attract and motivate directors, officers and employees of and consultants to the Company and its subsidiaries, and thereby advance the Company's interests by affording such persons with an opportunity to acquire an equity interest in the Company through the issuance of stock options. The Company is currently listed on Tier 2 of the Exchange and has adopted a "rolling" stock option plan.

The 2002 Plan authorizes the Board of Directors to grant stock options to the Optionees on the following terms:

1. The aggregate number of shares which may be issued pursuant to options granted under the 2002 Plan, unless otherwise approved by shareholders, may not exceed that number which is equal to 10% of the shares of the Company issued and outstanding at the time of the grant.

2. The number of shares subject to each option will be determined by the Board of Directors, provided that the aggregate number of shares reserved for issuance pursuant to option(s) granted to:

   (a) Insiders during any 12 month period may not exceed 10% of the issued shares of the Company unless more than 10% of the currently issued and outstanding shares of the Company are reserved and the 2002 Plan is approved by majority of the votes cast by "disinterested shareholders" at the Meeting;

   (b) any one individual during any 12 month period may not exceed 5% of the issued shares of the Company;

   (c) any one Consultant during any 12 month period may not exceed 2% of the issued shares of the Company;

   (d) any one Person employed to provide Investor Relations Activities during any 12 month period may not exceed 2% of the issued shares of the Company;

   in each case calculated as at the date of grant of the option, including all other shares under option to such Person at that time.

3. The aggregate number of shares under option to Insiders at any time within any 12 month period may not exceed 10% of the issued shares of the Company.

4. The exercise price of an option may not be set at less than the closing market price during the trading day immediately preceding the date of grant of the option less a maximum discount of 25%.

5. Options may be exercisable for a period of up to 5 years and, in the case of Consultants who are engaged in Investor Relations Activities will vest as to 25% on each of the date of grant and three, six, and nine months after the date of grant; provided that options may be exercisable for a period of up to 10 years if the Company becomes listed on Tier 1 of the Exchange.

6. The options are non-assignable, except in certain circumstances. The options can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the 2002 Plan or within a period of not more than 90 days after ceasing to be an eligible optionee (30 days in the case of a Person engaged in Investor Relations Activities) or, if the optionee dies, within one year from the date of the optionee's death.

7. On the occurrence of a takeover bid, issuer bid or going private transaction, the Board of Directors will have the right to accelerate the date on which any option becomes exercisable.

A copy of the 2002 Plan is attached to and incorporated by reference into this Information Circular.

The 2002 Plan is subject to Exchange Acceptance and shareholder approval. Thereafter, notice of options granted under the 2002 Plan must be given to the Exchange. Any amendments to the 2002 Plan must also be approved by the Exchange and, if necessary, by the "disinterested shareholders" of the Company prior to becoming effective.

"Disinterested shareholders" are holders of Outstanding Common Shares entitled to vote and represented in person or by proxy, excluding votes attaching to Outstanding Common Shares beneficially owned by insiders of the Company to whom shares may be issued pursuant to the 2002 Plan and associates of such insiders.

Shareholders will be asked to consider and, if thought fit, to pass an ordinary resolution, in substantially the following form subject to such changes as may be required by counsel or Regulatory Authorities, approving the 2002 Plan:

> "Resolved as an ordinary resolution that the Company's 2002 Stock Option Plan be and the same is hereby approved, subject to such changes as may be required by counsel or Regulatory Authorities."

(2) Escrow Agreement

At the Meeting, shareholder approval will be sought for a new escrow agreement (the "New Escrow Agreement") required to convert 93,750 escrow shares (the "Escrow Shares") currently held by Greg Neeld, the President of the Company, from exploration earnout to timed-release earnout.

Pursuant to an agreement dated July 18, 1996 (the "July 18, 1996 Agreement") among Computershare Trust Company of Canada, the Company and Greg Neeld, the Escrow Shares were held in escrow and eligible for release pursuant to the policies of the Exchange, being generally on the basis of 15% of the original number of escrowed shares for every $100,000 expended on exploration and development of a resource property by the Company, to a maximum of 50% in respect of any one financial year. The July 18, 1996 Agreement was accepted by the Exchange on June 3, 1997.

The July 18, 1996 Agreement provided that if the Escrow Shares were not released from escrow by June 3, 2002, they would be cancelled. At that time the Company was in the process of incurring exploration expenses which would result in the release of all Escrow Shares from escrow but for the fact that they would be cancelled before such release could be processed. In light of the fact that shareholder approval to the replacement of that agreement with a new form of agreement could not be obtained prior to June 3, 2002, on May 31, 2002 the Company proceeded to replace the July 18, 1996 Agreement with a new escrow agreement (the "May 31, 2002 Escrow Agreement") which includes an amended release schedule tied to the Surplus Security Escrow release provisions for a Tier 2 issuer, which provide in essence for the release of the shares over six years. The Company has reserved the right to apply later for a more favourable release formula or early release based on the Company's performance.

The May 31, 2002 Escrow Agreement has been accepted for filing by the Exchange, subject to approval by majority vote of those shareholders of the Company who vote at the Meeting, other than Greg Neeld and his associates and affiliates. In the event shareholder approval is not granted, the Escrow Shares shall be cancelled forthwith.

Shareholders will be asked to consider and, if thought fit, to pass an ordinary resolution, in substantially the following form subject to such changes as may be required by counsel or Regulatory Authorities, approving the May 31, 2002 Escrow Agreement:

> "Resolved as an ordinary resolution that the May 31, 2002 Escrow Agreement- Surplus Security among Computershare Trust Company of Canada, the Company and Greg Neeld be and the same is hereby approved, subject to such changes as may be required by counsel or Regulatory Authorities."

(3) <u>Consolidation</u>

The authorized capital of the Company currently consists of 100,000,000 common shares without par value, of which 13,850,209 shares were issued and outstanding on September 30, 2002.. Management recommends that the members approve a special resolution approving the consolidation of the Company's shares on the basis of up to four pre-consolidation shares for each post-consolidation share, and thereafter increasing the authorized capital so that it is again 100,000,000 shares. The Exchange will require the Company to change its name to avoid confusion among investors following any consolidation. Accordingly, Management recommends that the members pass a special resolution approving a change of name of the Company to "Hawkeye Gold and Diamonds Corporation" or such other name as the directors may select. Finally, to ensure that the Company does not unnecessarily proceed with the proposed consolidation and name change, Management recommends that the directors be authorized by special resolution to abandon or postpone processing of the consolidation and name change if they determine that it is in the best interests of the Company to abandon or postpone the same. The text of the proposed resolutions is attached hereto as Appendix "A".

(4) <u>Stock Option Repricing</u>

At the meeting, the members of the Company will be asked to authorize the directors, in their discretion, to re-price downward any existing stock options held by "insiders" (as defined below) of the Company and/or its subsidiaries, at such prices and upon such terms as may be acceptable to the Exchange, upon which the Company's shares are currently listed. Exchange Listing Policy Number 4.4 (the "Policy") outlines the requirements and procedures associated with the granting and amendment of incentive stock options which include, among other things, that approval of the disinterested shareholders be provided to the re-pricing downward of stock options to insiders of the Company prior to the exercise of stock options. Such approval may be given in advance by way of blanket or omnibus shareholders' resolution authorizing the Company's Board of Directors to re-price downward stock options to insiders of the Company. The details of stock options granted to insiders of the Company outstanding at the date of this Information Circular are set forth below. Shares held by insiders or associates of insiders will not be voted for the purpose of this resolution.

Options Granted June 5, 2002

Name of Optionee	No. of Optioned Shares	Exercise Price	Expiry Date
Andree Plourde	16,000	$0.15	June 5, 2007
K. Vincent Campbell	70,000	$0.15	June 5, 2007
Maureen Keremidschieff	16,000	$0.15	June 5, 2007
John Fraser	70,000	$0.15	June 5, 2007

Options Outstanding

Name of Optionee	No. of Optioned Shares Remaining	Exercise Price	Original Date of Grant	Expiry Date
K. Vincent Campbell	46,250	$0.20	Nov 19, 1999	Nov 19, 2004
K. Vincent Campbell	53,750	$0.15	Mar 02, 2001	Mar 02, 2006
Greg Neeld	90,000	$0.20	Nov 19, 1999	Nov 19, 2004
Greg Neeld	12,084	$0.10	Jan 18, 2002	Jan 18, 2007
Andree Plourde	20,000	$0.20	Nov 19, 1999	Nov 19, 2004
Andree Plourde	12,793	$0.15	Mar 02, 2001	Mar 02, 2006
Andree Plourde	7,207	$0.10	Jan 18, 2002	Jan 18, 2007
Maureen Keremidschieff	25,000	$0.20	Nov 19, 1999	Nov 19, 2004
Maureen Keremidschieff	15,000	$0.15	Mar 02, 2001	Mar 02, 2006
Maureen Keremidschieff	15,000	$0.10	Jan 18, 2002	Jan 18, 2007
Mary-Lee Neeld	20,000	$0.20	Nov 19, 1999	Nov 19, 2004
Mary-Lee Neeld	20,000	$0.10	Jan 18, 2002	Jan 18, 2007
John Fraser	65,000	$0.15	May 10, 2001	May 01, 2006
John Fraser	35,000	$0.10	Jan 18, 2002	Jan 18, 2007

It is proposed that the exercise price of all outstanding options be changed to $0.10 on a post-consolidation basis or the next lowest post-consolidation price acceptable to the Exchange if the proposed consolidation is approved by the shareholders, and it is proposed that the exercise price of all outstanding options be changed to $0.10 on a pre-consolidation basis if the proposed consolidation is not approved by the shareholders.

In the event shareholder approval is not forthcoming, the Company will not proceed with the future re-price downward of insiders' stock options. The term "insiders" is defined in the *Securities Act* (British Columbia) and generally includes directors and senior officers of the Company and its subsidiaries, the five highest paid employees and holders of greater than 10% of the voting securities of the Company.

(5) Other Business

The Company will consider and transact such other business as may properly come before the Meeting or any adjournment thereof. Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by proxy.

BOARD APPROVAL AND STATEMENT OF DIRECTORS - COMPANY ACT

This Information Circular contains information as at October 2, 2002, except where another date is specified. The contents of this Information Circular have been approved and its mailing authorized by the Board of Directors of the Company by resolution passed on October 2, 2002.

DATED at Vancouver, British Columbia, this 2nd day of October, 2002.

HAWKEYE GOLD INTERNATIONAL INC.

2002 SHARE OPTION PLAN

1. **Purpose of Plan**

The purpose of this plan (the "Plan") is to develop the interest of bona fide officers, Directors, Employees, Management Company Employees, and Consultants of Hawkeye Gold International Inc. and its subsidiaries (collectively, the "Corporation") in the growth and development of the Corporation by providing them with the opportunity through share purchase options to acquire an increased proprietary interest in the Corporation.

2. **Administration**

The Plan shall be administered by the Board of Directors of the Corporation, or if appointed, by a special committee of Directors or an officer appointed or designated from time to time by the Board of Directors of the Corporation (such committee or officer, or if no such committee is appointed, the Board of Directors of the Corporation, is hereinafter referred to as the "Committee") pursuant to resolution passed by the Board of Directors.

3. **Granting of Options**

The Committee may from time to time designate bona fide Directors, officers, Employees, Management Company Employees and Consultants of the Corporation (or in each case their personal holding companies) (collectively "Optionees"), to whom options ("Options") to purchase common shares ("Common Shares") of the Corporation may be granted, and the number of Common Shares to be optioned to each, provided that:

(a) the total number of Common shares reserved for issue pursuant to the exercise of Options (including currently outstanding Options) at any given time after the date of this Plan shall be that number of Common shares which is equal to 10% of the number of the Outstanding Common Shares at such time, subject to adjustment as set forth in section 10 hereof, and further subject to the applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including the TSX Venture Exchange (the "Exchange");

(b) the number of Common shares reserved for issuance to any one Optionee during any 12 month period shall not exceed 5% of the number of Outstanding Common Shares;

(c) the number of Common Shares reserved for issuance to any one Consultant of the Corporation during any 12 month period may not exceed 2% of the number of Outstanding Common Shares;

(d) the number of Common shares reserved for issuance to any one Employee conducting Investor Relations Activities may not exceed 2% of the number of Outstanding Common Shares in any 12 month period;

(e) the aggregate number of Common shares reserved for issuance to all Employees conducting Investor Relations Activities may not exceed 2% of the number of Outstanding Common Shares in any 12 month period;

(f) unless the Plan has been approved by the shareholders of the Corporation at a meeting thereof by a majority of the votes cast at the meeting other than votes attaching to securities beneficially owned by Insiders of the Corporation to whom Common Shares may be issued pursuant to the Plan, and Associates of any such Insiders;

(i) the number of Common Shares reserved for issuance pursuant to Options granted to Insiders at any time may not exceed 10% of the number of Outstanding Common Shares;

(ii) the maximum number of Common Shares reserved for issuance pursuant to Options granted to Insiders within any twelve month period may not exceed 10% of the number of Outstanding Common Shares;

(g) disinterested Shareholder approval will be obtained for any reduction in the exercise price of an Option if the Optionee holding such Option is an Insider of the Corporation at the time of the proposed amendment; and all other amendments to the terms of any Options granted by the Corporation will comply with the applicable policies of the Exchange;

and the Corporation represents that each Employee, Consultant and Management Company Employee to whom Options are granted will be a *bona fide* Employee, Consultant or Management Company Employee; but nothing contained in this Plan will confer upon any Optionee any right with respect to employment or continuance of employment by the Corporation, or interfere in any way with the right of the Corporation to terminate any Optionee's employment.

4. Vesting and Related Matters

The Committee may, in its sole discretion, determine the time during which Options shall vest and the method of vesting, provided that the Options granted to Consultants performing Investor Relations Activities shall not vest on more favourable terms than one-quarter of the total number of Options granted on each of the date of grant and three, six and twelve months after the date of grant; and the Committee shall establish appropriate procedures for monitoring the trading in Common Shares by all Optionees performing Investor Relations Activities through procedures such as, for example, the establishment of a designated brokerage account through which such Optionee must conduct all trades of Common Shares, with trading reports directed to the Corporation.

5. Exercise Price

The exercise price (the "Exercise Price") of any Option shall be fixed by the Committee when such Option is granted, provided that such price shall not be less than the Discounted Market Price of the Common Shares, or such other price as may be determined under the applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including the Exchange.

6. Option Terms

The period during which an Option is exercisable shall, subject to the provisions of the Plan requiring acceleration of rights of exercise, be such period as may be determined by the Committee at the time of grant, to a maximum of five years, provided that each Option shall be subject to provisions to the effect that:

(a) the Option is personal to the Optionee and is not assignable or transferable;

(b) upon the death of the Optionee, the Option shall terminate on the date determined by the Committee, which date shall not be later than the earlier of the expiry date of the Option and one year from the date of death;

(c) if the Optionee shall no longer be a Director, Employee, Consultant or Management Company Employee, the Option shall terminate on the earlier of the expiry date of the Option and a day not more than 90 days after the Optionee ceases to be at least one of a Director, Employee, Consultant or Management Company Employee; and

(d) if the Optionee is engaged in Investor Relations Activities on behalf of the Corporation, the Option shall terminate on the earlier of the expiry date of the Option and a day not more than 30 days after the Optionee ceases to provide Investor Relations Activities.

7. **Exercise of Option**

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivering to the Corporation at its head office, or such other place as may be specified by the Corporation, a written notice of exercise specifying the number of Common Shares with respect to which the Option is being exercised, accompanied by payment in full of the purchase price for the Common Shares then being purchased.

8. **Mergers, Amalgamation and Sale**

If the Corporation shall become merged (whether by plan of arrangement or otherwise) or amalgamated within or with another corporation or shall sell the whole or substantially the whole of its assets and undertakings for shares or securities of another corporation, the Corporation shall, subject to this Section 8, make provision that, upon exercise of an Option during its unexpired period after the effective date of such merger, amalgamation or sale, the Optionee shall receive such number of shares of the continuing successor corporation in such merger or amalgamation or the securities or shares of the purchasing corporation as the Optionee would have received as a result of such merger, amalgamation or sale if the Optionee had purchased the shares of the Corporation immediately prior thereto for the same consideration paid on the exercise of the Option and had held such shares on the effective date of such merger, amalgamation or same and, upon such provision being made, the obligation of the Corporation to the Optionee in respect of the Common Shares subject to the Option shall terminate and be at the end and the Optionee shall cease to have any further rights in respect thereof.

9. Termination of Option in the event of Take-Over Bid

In the event a take-over bid (as defined in the *Securities Act* (British Columbia), which is not exempt from the take-over bid requirements of Part 14 of the *Securities Act* (British Columbia) (or its replacement or successor provisions) shall be made for the Common Shares of the Corporation, the Corporation may in the agreement providing for the grant of Options herein provide that the Corporation may require the disposition of the Optionee and the termination of any obligations of the Corporation to the Optionee in respect of any Options granted by paying to the Optionee in cash the difference between the exercise price of unexercised Options and the fair market value of the securities to which the Optionee would have been entitled upon exercise of the unexercised Options on such date, which determination of fair market value shall be conclusively made by the Committee, subject to approval by the stock exchanges upon which the Common Shares are then listed, if required by such exchanges; and upon payment as aforesaid, the Options shall terminate and be at an end and the Optionee shall cease to have any further rights in respect thereof.

10. Alterations in Shares

Appropriate adjustments in the number of Common Shares optioned and in the Exercise Price, as regards Options granted or to be granted, may be made by the Committee in its discretion to give effect to adjustments in the number of Common Shares of the Corporation resulting subsequent to the approval of the plan by the Committee from subdivisions, consolidations or reclassifications of the Common Shares of the Corporation, the payment of stock dividends by the Corporation, or other relevant changes in the capital of the Corporation.

11. Option Commitments

A written option commitment will be issued by the Corporation to each Optionee to whom an Option is granted hereunder, which will set out the number of Common Shares subject to Option, the Exercise Price, provisions as to vesting and expiry, and any other terms prescribed by the Exchange or approved by the Committee, all in accordance with the provisions of this Plan; and the commitment will be in such form as the Committee may from time to time approve or authorize any officer of the Corporation to issue on behalf of the Corporation, and may contain such terms as may be considered necessary in order that the Option will comply with this Plan, any provisions respecting Options required under the income tax or other laws in force in any country or jurisdiction of which the person to whom the Option is granted may from time to time be a resident or citizen, and the rules of any regulatory body having jurisdiction over the Corporation.

12. Regulatory Authorities Approvals

The Plan and any Options granted by the Corporation shall be subject to the approval or acceptance, if required, of the Exchange or any other stock exchange on which the Common Shares are listed for trading; and any Options granted prior to such approval shall be conditional upon such approval being given, and no such Options may be exercised unless such approval or acceptance, if required, is given.

13. Amendment or Discontinuance of the Plan

The Committee may amend or discontinue the Plan at any time, provided that no such amendment may, without the consent of the Optionee, alter or impair any Option previously granted to an Optionee under the Plan, and provided further that any amendment to the Plan will require the prior consent of the Exchange, or such other or additional stock exchange on which the Common Shares are listed for trading.

14. Common shares Duly Issued

Common Shares issued upon the exercise of an Option granted hereunder will be validly issued as fully paid and non-assessable upon receipt by the Corporation of the Exercise Price therefore in accordance with the terms of the Option, and the issuance of Common Shares thereunder will not require a resolution or approval of the Board of Directors of the Corporation.

15. Prior Plans

This Plan shall come into force and effect on October 2, 2002 and entirely replaces and supersedes any and all prior share option plans enacted by the Board of Directors of the Corporation and any predecessor corporations.

16. Definitions

Capitalized terms used herein that are not defined herein shall have the meaning ascribed thereto in the Corporate Finance Manual of the Exchange, and in particular, in policies 1.1 and 4.4 of said Corporate Finance Manual; and "Outstanding Common Shares" at the time of any grant of Options means the number of Common Shares that are outstanding immediately prior to the grant of Options in question on a non-diluted basis, or such other number as may be determined under the applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including the Exchange.

17. Effective Date

This Plan is effective from and after October 2, 2002; provided that:

(a) the Corporation must obtain Exchange Acceptance of this Plan before it grants any Options under this Plan; and

(b) no Options granted under this Plan may be exercised until this Plan has been approved by the shareholders of the Corporation.

18. TSX Venture Exchange Policy

In the event of any conflict between this Plan and the policies of the Exchange in effect from time to time, or in the event of the omission from this Plan of any provision required to be included herein pursuant to the policies of the Exchange in effect from time to time, this Plan and any Option granted pursuant to this Plan shall be and be deemed for all purposes to have been amended to comply with the provisions of the Exchange policy.

APPENDIX "A"

SPECIAL RESOLUTIONS

RESOLVED AS SPECIAL RESOLUTIONS THAT

1. the memorandum of the Company be altered to consolidate its 100,000,000 common shares without par value into 25,000,000 common shares without par value, each four common shares without par value before consolidation being consolidated into one common share without par value after consolidation;

2. the memorandum of the Company be altered to increase the Company's authorized capital by increasing the number of common shares without par value from 25,000,000 to 100,000,000;

3. the memorandum of the Company be altered to change the name of the Company from "Hawkeye Gold International Inc." to "Hawkeye Gold and Diamonds Corporation", and that paragraph 1 of the Memorandum of the Company be altered accordingly;

4. the Memorandum of the Company, as altered, be in the form attached hereto as Schedule "A";

5. the directors of the Company be authorized to select and substitute for "Hawkeye Gold and Diamonds Corporation" such name as they may determine and as may be acceptable to the Registrar of Companies and the TSX Venture Exchange;

6. the directors of the Company be authorized to abandon or postpone the consolidation and name change hereby authorized in their discretion, and to change the consolidation ratio if necessary or desirable to permit the Company to comply with the policies of the TSX Venture Exchange; and

7. the directors of the Company be authorized to file a certified copy of special resolutions passed by the members in connection with the consolidation and name change with such amendments and variations as the directors may determine to be in the best interests of the Company and as may be required to comply with the *Company Act (British Columbia)* and the policies of the TSX Venture Exchange.

SCHEDULE "A"

SECOND SCHEDULE

FORM 1
(Section 5)

COMPANY ACT

MEMORANDUM

of

HAWKEYE GOLD AND DIAMONDS CORPORATION

(Altered by Special Resolution passed on November 15, 2002)

1. The name of the Company is "Hawkeye Gold and Diamonds Corporation".

2. The authorized capital of the Company consists of 100,000,000 common shares without par value.

BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:

Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:

Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER			FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
HAWKEYE GOLD INTERNATIONAL INC.			2002 / 05 / 31	2002 / 10 / 01
ISSUER ADDRESS				
SUITE 2701 – 1188 QUEBEC STREET				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BRITISH COLUMBIA CANADA	V6A 4B3	(604) 688-3402	(604) 878-1339
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
GREG NEELD		PRESIDENT		(604) 878-1339
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
greg@hawkeyegold.com		www.hawkeyegold.com		

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
[signature]	GREG NEELD	2002 / 10 / 01
[signature]	MAUREEN KEREMIDSCHIEFF	2002 / 10 / 01

BC FORM 51-901F

SCHEDULE A: Financial Statements

ISSUER DETAILS

For the Forth Quarter & Year Ended:	May 31, 2002
Date of the Report:	October 1, 2002
Name of Issuer:	HAWKEYE GOLD INTERNATIONAL INC.
Issuers Address:	Suite 2701 – 1188 Quebec Street Vancouver, BC, Canada V6A 4B3
Issuer Phone Number:	(604) 878-1339
Issuer Fax Number:	(604) 688-3402
Issuer Email Address:	haw@hawkeyegold.com
Issuer Website Address:	www.hawkeyegold.com
Contact Person:	Greg Neeld
Contact Position:	President & CEO
Contact Phone Number:	(604) 878-1339
Contact Email Address:	greg@hawkeyegold.com

CERTIFICATE

The one attached **"SCHEDULE "A" – Financial Statements"** required to complete this Quarterly Report is attached and the disclosure contained therein has been approved by the Board of Directors of the Company. A copy of this Quarterly Report will be provided to any shareholder who requests it.

Directors Name: "Greg Neeld" **Date Signed:** October 1, 2002

Directors Name: "Maureen Keremidschieff" **Date Signed:** October 1, 2002

HAWKEYE GOLD INTERNATIONAL INC.

Consolidated Financial Statements
May 31, 2002 and 2001

Index

Auditors' Report

Consolidated Balance Sheets

Consolidated Statements of Loss and Deficit

Consolidated Statements of Cash Flows

Schedule 1 - Consolidated Schedule of
Deferred Resource Property Expenditures,
Year Ended May 31, 2002

Schedule 2 - Consolidated Schedule of
Deferred Resource Property Expenditures,
As at May 31, 2001

Notes to Consolidated Financial Statements

ELLIS FOSTER

CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, B.C., Canada V6J 1G1
Telephone: (604) 734-1112 Facsimile: (604) 714-5916
E-Mail: generaldelivery@ellisfoster.com
Website: www.ellisfoster.com

AUDITORS' REPORT

To the Shareholders of

HAWKEYE GOLD INTERNATIONAL INC.

We have audited the consolidated balance sheets of Hawkeye Gold International Inc. as at May 31, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the *Company Act* of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

"Ellis Foster"

Vancouver, Canada
July 16, 2002

Chartered Accountants

HAWKEYE GOLD INTERNATIONAL INC.

Consolidated Balance Sheets
May 31, 2002 and 2001

	2002	2001
ASSETS		
Current		
Cash	$ 78,472	$ -
Restricted cash (note 5)	125,656	-
Accounts receivable	12,155	2,189
Prepaid expenses and deposit (note 6)	307,223	3,184
	523,506	5,373
Capital assets (note 7)	4,976	6,892
Mineral property interests (note 8)	625,300	556,195
	$ 1,153,782	$ 568,460
LIABILITIES		
Current		
Bank indebtedness	$ -	$ 14,462
Accounts payable and accrued liabilities	201,339	243,118
	201,339	257,580
SHAREHOLDERS' EQUITY		
Share capital (note 9)	5,914,702	4,994,691
Deficit	(4,962,259)	(4,683,811)
	952,443	310,880
	$ 1,153,782	$ 568,460

Future operations (note 1)

Subsequent events (note 14)

Approved by the Directors: ____________________ ____________________

Greg Neeld Maureen Keremidschieff

HAWKEYE GOLD INTERNATIONAL INC.

Consolidated Statements of Loss and Deficit
Years Ended May 31, 2002 and 2001

	2002	2001
Expenses		
Advertising	$ 3,520	$ 1,532
Amortization	1,916	2,387
Automobile	8,119	8,172
Bank charges and interest	16,849	8,416
Commissions	-	10,000
Consulting fees	44,750	43,150
Entertainment and promotion	14,436	5,371
Equipment rental (recovery)	1,811	(515)
Filing and regulatory fees	11,774	11,217
Office and miscellaneous	23,524	10,341
Professional fees	29,026	12,398
Public relations	5,576	557
Rent	17,478	17,752
Telecommunications	17,573	18,106
Transfer agent	8,480	3,607
Travel and convention	4,078	567
Wages and benefits	69,538	68,295
	278,448	221,353
Loss from continuing operations	(278,448)	(221,353)
Writedown of abandoned properties	-	(399,271)
Loss for the year	(278,448)	(620,624)
Deficit, beginning of year	(4,683,811)	(4,063,187)
Deficit, end of year	$ (4,962,259)	$ (4,683,811)
Loss per share - basic and diluted	$ (0.04)	$ (0.16)
Weighted average number of common shares outstanding - basic and diluted	7,810,426	4,003,830

HAWKEYE GOLD INTERNATIONAL INC.

Consolidated Statements of Cash Flows
Years Ended May 31, 2002 and 2001

	2002	2001
Cash flows from (used in) operating activities		
Loss for the year	$ (278,448)	$ (620,624)
Adjustments for:		
Amortization of capital assets	1,916	2,387
Penalty paid via share issuance	10,000	
Writedown of abandoned properties	-	399,271
	(266,532)	(218,966)
Changes in non-cash working capital		
Increase in accounts receivable	(9,966)	(1,081)
Increase in prepaid expenses and deposits	(304,039)	(770)
Increase (decrease) in accounts payable and accrued liabilities	(41,779)	97,053
	(622,316)	(123,764)
Cash flows used in investing activities		
Purchase of capital assets	-	(1,384)
Deferred exploration expenditures incurred	(44,105)	(215,417)
	(44,105)	(216,801)
Cash flows from (used in) financing activities		
Proceeds from share issuances	1,035,700	230,500
Proceeds from share subscriptions	-	125,000
Share issuance costs	(150,689)	(13,837)
	885,011	341,663
Net increase in cash	218,590	1,098
Cash deficiency, beginning of year	(14,462)	(15,560)
Cash (deficiency), end of year	$ 204,128	$ (14,462)
Cash (deficiency) is comprised of:		
Cash (bank indebtedness)	78,472	(14,462)
Restricted cash	125,656	-
	$ 204,128	$ (14,462)

HAWKEYE GOLD INTERNATIONAL INC.

Schedule 1

Consolidated Schedule of Deferred Resource Property Expenditures
Year Ended May 31, 2002

	CEO	YANKEE	TOTALS
Balances, Beginning of Year *			
Acquisition costs	$ 62,500	$ 22,000	$ 84,500
Exploration expenditures	199,053	272,642	471,695
	261,553	294,642	556,195
Incurred During the Year			
Acquisition costs	-	25,000	25,000
Air transport	-	16,025	16,025
Consulting	-	4,471	4,471
Contractors	-	8,426	8,426
Courier	-	34	34
Data acquisition	-	68	68
Drafting	-	1,712	1,712
Drilling	-	607	607
Filing fees	-	1,958	1,958
Management fees	-	6,251	6,251
Map and report costs	-	936	936
Salaries and benefits	-	2,822	2,822
Supplies	-	525	525
Travel	-	270	270
Exploration expenditures	-	44,105	44,105
Current expenditures	-	69,105	69,105
Balances, End of Year			
Acquisition costs	62,500	47,000	109,500
Exploration expenditures	199,053	316,747	515,800
	$ 261,553	$ 363,747	$ 625,300

* *See Schedule 2*

HAWKEYE GOLD INTERNATIONAL INC. Schedule 2

Consolidated Schedule of Deferred Resource Property Expenditures
May 31, 2001

	CEO	YANKEE	TOTALS
Acquisition costs	$ 62,500	$ 22,000	$ 84,500
Accommodation	-	680	680
Airborne, geophysical survey	69,506	34,859	104,365
Air transport	-	48,234	48,234
Assays	525	30,919	31,444
Camp costs	-	15,971	15,971
Claim fees	-	130	130
Communications	-	1,724	1,724
Consulting	5,831	12,175	18,006
Contractors	-	17,590	17,590
Courier	-	6,677	6,677
Data acquisition	-	54	54
Drafting	-	8,066	8,066
Equipment rental	-	509	509
Expediting	-	236	236
Food	-	1,380	1,380
Fuel costs	-	3,900	3,900
Geological mapping, prospecting	118,014	48,732	166,746
Land use fees	253	-	253
Management fees	-	20,073	20,073
Map and report costs	3,485	5,361	8,846
Mobilization / demobilization	-	1,666	1,666
Office and rent	233	-	233
Other expenses	-	1,003	1,003
Salaries and benefits	-	4,534	4,534
Supplies	-	2,364	2,364
Travel	1,206	5,690	6,896
Vehicle	-	115	115
Exploration expenditures	199,053	272,642	471,695
Totals	$ 261,553	$ 294,642	$ 556,195

1. Future Operations

The Company has experienced a loss of $278,448 for the year ended May 31, 2002 (2001 - $620,624), and, as at May 31, 2002 has a deficit of $4,962,259 (2001 - $4,683,811) and a working capital surplus (deficiency) of $322,167 (2001 - $(252,207)). The future operations of the Company are dependent upon the continued support of its shareholders and on its ability to raise further equity capital to fund continued exploration activities.

2. Significant Accounting Policies

a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary company, Foch Electronics (Canada) Inc.

b) Capital Assets

Capital assets are recorded at cost. Amortization is provided for on a declining balance basis at the following annual rates:

Computer hardware	30%
Office equipment	20%

In the year of acquisition, the rate used is one-half of that shown above.

c) Mineral Property Interests

The Company capitalizes the cost of mineral property interests acquired and defers exploration and development expenditures directly related to specific mineral property interests until such time as the extent of mineralization has been determined and mineral interests are either developed or the Company's mineral rights are allowed to elapse.

The cost of mineral claims and deferred costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse. Costs associated with reclamation are provided for as mining is carried out.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

2. **Significant Accounting Policies** (cont'd)

d) Income Taxes

Income taxes are accounted for using the asset and liability method pursuant to Section 3465, Income Taxes, of *The Handbook of the Canadian Institute of Chartered Accountants.* Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on future taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

e) Stock-based Compensation

No compensation expense is recognized when stock options are issued to directors and employees of the Company. Any consideration paid on exercise of stock options or purchase of shares is credited to share capital.

f) Loss per Share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is calculated in accordance with treasury stock method and is calculated by dividing net earnings (loss) applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

g) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

3. Change in Accounting Policies

In fiscal year 2002, the Company retroactively adopted a new standard for the computation and disclosure of earnings per share, as recommended by the Canadian Institute of Chartered Accountants. The adoption of the new standard mainly affects the calculation of the diluted earnings (loss) per share amount. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares. Under the new standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.

The adoption of the new standard has no material effect on the calculation of diluted earnings (loss) per share amount for the prior period, as the effect of common shares issuable upon the exercise of warrants and stock options of the Company would be anti-dilutive. Therefore, basic and diluted earnings (loss) per share would be the same.

4. Financial Instruments

The Company's financial instruments consist of cash, restricted cash, accounts receivable, and accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values.

5. Restricted Cash

Restricted cash consists of cash raised by the Company through the issuance of flow-through shares (note 9 b)) for the sole purpose of funding exploration and development activities on the Company's mineral property interests (note 8). This cash is available for use upon demand of the Company.

6. Prepaid Expenses and Deposit

	2002	2001
Prepaid claim assessment filing fees (note 8 b))	$ 44,039	$ -
Prepaid exploration and development expenditures (note 8 b))	250,000	-
Prepaid legal fees	10,000	-
Other items	3,184	3,184
	$ 307,223	$ 3,184

"Other items" consist of miscellaneous prepaid items, as well as a miscellaneous deposit.

6. **Prepaid Expenses and Deposit** (cont'd)

"Prepaid legal fees" represents a retainer advanced to the Agent involved in the closing of the Company's May 2002 Short-Form Offering Document (notes 9 b)(xi) and (xii)).

7. **Capital Assets**

		Cost		Accumulated Amortization		Net Book Value 2002		Net Book Value 2001
Computer equipment	$	19,027	$	15,263	$	3,764	$	5,377
Office equipment		3,082		1,870		1,212		1,515
	$	22,109	$	17,133	$	4,976	$	6,892

8. **Mineral Property Interests (see Schedules 1 and 2)**

		Acquisition Costs		Deferred Exploration Expenditures		Total 2002		Total 2001
CEO Claims	$	62,500	$	199,053	$	261,553	$	261,553
YANKEE Claims		47,000		316,747		363,737		294,642
	$	109,500	$	515,800	$	625,300	$	556,195

a) CEO Claims

The Company entered into an agreement dated December 20, 1995 with regard to the CEO, CEO 1, and CEO 2 Claims (the "Claims") located in the Northwest Territories, whereby an option was acquired to purchase an undivided 100% interest in the Claims subject to a 2.0% Net Smelter Return royalty. Consideration for the acquisition was an initial payment of $25,000 (paid) and 12,500 post-consolidation shares (issued) at a deemed price of $0.25, as well as work commitments of $75,000 over a two year period (completed). As part of the agreement, 25,000 shares were issued during 1999 subsequent to TSX Venture Exchange approval of an engineering report recommending a further phase of exploration on the Claims. In addition, 12,500 shares will be issued upon TSX Venture Exchange acceptance of a future geological report recommending a further phase of exploration on the Claims.

During the year ended May 31, 2002, the Company incurred $nil (2001 - $nil) in deferred resource property expenditures on the CEO Claims.

8. Mineral Property Interests (cont'd)

b) YANKEE Claims

By an arm's length agreement (the "YANKEE Option Agreement") dated June 14, 1999 and amended February 26, 2001 and April 17, 2001, the Company was granted an option (the "Initial YANKEE Option") by Major General to earn a 33 $^{1}/_{3}$% interest in 38 mineral claims comprising approximately 90,682 acres (36,698 hectares) (the "Original Claim Block") by paying staking costs of $54,159, (fully paid by August 3, 2000) issuing a total of 150,000 shares (all issued by July 26, 2001, 100,000 shares of which were issued during the current year – see note 9 b)(ii)) and incurring exploration expenses totalling $200,000 on or before August 1, 2001. Also, as part of this agreement, the Company is required to pay a management fee to Major General in the amount of 10% of the exploration expenditures incurred as compensation for its exploration management services.

The Company did not incur all of the exploration expenses required to maintain the entire Original Claim Block in good standing past October 14, 2001. However, it paid the staking costs and issued the required 150,000 shares, and by virtue of the payments made and expenses incurred pursuant to the YANKEE Option Agreement, the Initial YANKEE Option was agreed by Major General to have been exercised on July 28, 2001. Between August 2001 and February 22, 2002, Major General and the Company carried on discussions which resulted in the YANKEE Option Agreement being amended to recognize a reduction in the number of claims held by Major General from 38 claims comprising 90,683 acres to 26 claims comprising 69,764.5 acres, and a corresponding reduction in the Company's obligations under the YANKEE Option Agreement such that the Company now owns a 33 $^{1}/_{3}$ interest in the YANKEE Claims and has an option (the "Second YANKEE Option") under the YANKEE Option Agreement to increase its interest in the YANKEE Claims from 33 $^{1}/_{3}$% to 50% and to become the operator in respect of future work programs by:

(i) incurring (or reimbursing Major General for) exploration expenses totalling $224,105 by September 30, 2002, as required to satisfy 2002 work / assessment requirements of Nunavut on the YANKEE Claims, plus filing fees and an $18,000 (10%) management fee to Major General (collectively the "2002 Expenses")(satisfied subsequent to year-end – see note 14 c)); and

(ii) thereafter issuing an additional 50,000 shares in the capital of the Company to Major General upon TSX Venture Exchange acceptance of an engineering report recommending a further phase of exploration.

8. **Mineral Property Interests** (cont'd)

b) YANKEE Claims (cont'd)

During the year, Major General transferred all of its ownership interest in the YANKEE Claims to Diamonds North Resources Ltd. ("Diamonds North"), a company owned by Major General. Accordingly, the YANKEE Claims are currently owned as to 33 $^{1}/_{3}$% by the Company and as to 66 $^{2}/_{3}$% by Diamonds North, subject in the case of Diamonds North to the Second YANKEE Option.

The Company intends to incur the 2002 Expenses using net proceeds raised from the closing of the Company's May 17, 2002 short-form offering document (notes 9 b)(xi) and (xii)). Pursuant to the terms of the YANKEE Option Agreement, Diamonds North is the operator in respect of all exploration activities conducted on the YANKEE Claims. The Company and Diamonds North have no directors in common and there is no relationship between the Company and Diamonds North other than the contractual relationship based on the YANKEE Option Agreement.

If the Company acquires the additional 16 $^{2}/_{3}$% interest, both the Company and Diamonds North intend to have their future joint activities in respect of the YANKEE Claims governed by a joint venture agreement, the particulars of which have not been finalized to date.

During the year, deferred exploration expenditures of $44,105 were incurred and acquisition costs of $25,000 were spent on the YANKEE Claims (see Schedule 1). Also, a refundable performance bond in the amount of $44,039 was paid to the Nunavut Mining Recorder's Office in respect of claim assessment filing fees in order to keep the YANKEE Claims in good standing (note 6). Furthermore, $250,000 was advanced to Diamonds North as prepayment for the proposed exploration and development activity on the YANKEE Claims (note 6).

9. Share Capital

a) Authorized:

100,000,000 common shares without par value.

b) Issued:

	Shares	Amount
Balance, May 31, 2000	3,499,275	$4,653,028
Issued during the year		
Employee options exercised	75,000	15,000
Finder's fee	59,524	-
Private placement	1,864,885	215,500
Less: share issue costs	-	(13,837)
Share subscriptions received	-	125,000
Balance, May 31, 2001	5,498,684	4,994,691
Issued during the year		
Corporate finance fee	275,000	41,250
Issuance of flow-through units	2,504,400	375,660
Issuance of non-flow-through units	2,030,266	304,540
Penalty (note 9 b)(x))	83,333	10,000
Private placement	2,413,288	303,000
Pursuant to a property acquisition agreement	100,000	25,000
Share subscriptions issued	595,238	-
Warrants exercised	350,000	52,500
Less: share issue costs	-	(191,939)
Balance, May 31, 2002	13,850,209	$ 5,914,702

During the year ended May 31, 2002, the following shares were issued:

(i) 595,238 shares at $0.21 per share in connection with the exercise of special warrants on July 4, 2001.

(ii) 100,000 shares in connection with the acquisition of a $33^{1}/_{3}$% interest in the YANKEE Claims on July 16, 2001 (see note 8 b)).

(iii) 292,308 shares at $0.13 per share in connection with a private placement on July 20, 2001.

(iv) 276,924 shares at $0.13 per share in connection with a private placement on August 17, 2001.

(v) 266,667 shares at $0.15 per share in connection with a private placement on August 20, 2001.

9. Share Capital (cont'd)

(vi) 333,333 shares at $0.15 per share in connection with a private placement on September 5, 2001.

(vii) 107,692 shares at $0.13 per share in connection with a private placement on November 28, 2001.

(viii) 350,000 shares at $0.15 per share in connection with the exercise of share purchase warrants on January 25, 2002.

(ix) 1,136,364 shares at $0.11 per share in connection with a private placement on February 4, 2002.

(x) 83,333 shares on February 22, 2002 in connection with a penalty for non-compliance with the terms of an agreement entered into by the Company with a third party on February 22, 2001. In addition, 83,333 share purchase warrants were issued with an exercise price of $0.16, expiring February 12, 2003 (note 9 c)).

(xi) 2,504,400 flow-through shares at $0.15 per share in connection with the Company's Short-Form Offering Document, dated May 3, 2002, the closing of which occurred on May 17, 2002.

(xii) 2,030,266 non-flow-through shares at $0.15 per share in connection with the Company's Short-Form Offering Document, dated May 3, 2002, the closing of which occurred on May 17, 2002.

(xiii) 275,000 shares at a deemed price of $0.15 per share, representing a corporate finance fee paid to the Company's agent, in connection with the Company's Short-Form Offering Document, dated May 3, 2002, the closing of which occurred on May 17, 2002.

9. Share Capital (cont'd)

c) Share purchase warrants outstanding as at May 31, 2002 are as follows:

Number of Shares	Price per Share	Expiry Date
595,238	$0.27	July 4, 2002
454,545	$0.15	January 11, 2003
59,090	$0.15	January 12, 2003
83,333	$0.16	February 12, 2003
833,333	$0.16	February 12, 2003
136,667	$0.19	April 11, 2003
4,534,666	$0.15	May 17, 2003
680,200	$0.15	May 17, 2003
23,077	$0.17	July 18, 2003
269,231	$0.17	July 18, 2003
333,333	$0.21	July 19, 2003
266,667	$0.21	July 20, 2003
107,692	$0.18	August 17, 2003
276,924	$0.18	August 17, 2003
1,136,364	$0.15	February 4, 2004

During the year, 31,250 share purchase warrants of the Company expired unexercised.

d) As at May 31, 2002, there were 93,750 shares held in escrow. The release of these shares is subject to regulatory approval.

During the year the Company applied to the TSX Venture Exchange for acceptance of a time extension to the period in which these escrowed shares could be exercised. The exercise period of these escrowed shares was originally set to expire on June 2, 2002 as per the original Escrow Agreement dated July 18, 1996.

Subsequent to year-end, the Company was advised that that the TSX Venture Exchange had accepted, in principle, the Company's request for the above time extension, subject to shareholders' approval. In the event shareholders' approval is not granted, the escrowed shares shall be cancelled.

10. Stock Options

Stock options issued and outstanding at May 31, 2002 are as follows:

	2002		2001	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Options outstanding, beginning of year	532,793	$ 0.17	276,250	$ 0.20
Options exercised during the year	-	$ -	75,000	$ 0.20
Options granted during the year	214,291	$ 0.10	331,543	$ 0.15
Options outstanding, end of year	747,084	$ 0.15	532,793	$ 0.17
Options exercisable at year-end (fully vested)	747,084		532,793	

The 747,084 stock options outstanding at May 31, 2002 expire as follows:

Number of Shares	Price per Share	Expiry Date
201,250	$ 0.20	November 19, 2004
266,543	$ 0.15	March 2, 2006
65,000	$ 0.15	May 10, 2006
214,291	$ 0.10	January 18, 2007

There is no formal plan for the provision of stock options to employees, directors, officers and consultants of the Company.

11. Income Taxes

The components of the future income tax assets, are as follows:

	2002	2001
Future income tax assets:		
Non-capital loss carry-forwards	$ 1,512,699	$ 1,450,318
Unused cumulative Canadian exploration and development expenses	598,352	566,771
	2,111,051	2,017,089
Less: Valuation allowance	(2,111,051)	(2,017,089)
	$ -	$ -

The valuation allowance reflects the Company's estimate that the tax assets, more likely than not, will not be realized.

11. Income Taxes (cont'd)

The non-capital losses are carried forward for tax purposes and are available to reduce taxable income of future years. These losses expire commencing 2003 through 2009. The exploration and development expenses can be carried-forward indefinitely.

12. Non-Cash Financing Activities

During the year ended May 31, 2002, the Company issued shares in connection with the following non-cash financing activities:

(a) 100,000 shares in connection with the acquisition of a $33^1/_3$% interest in the YANKEE Claims on July 16, 2001 (see note 8 b)).

(b) 83,333 shares on February 22, 2002 in connection with a penalty for non-compliance with the terms of an agreement entered into by the Company with a third party on February 22, 2001. In addition, 83,333 share purchase warrants were issued with an exercise price of $0.16, expiring February 12, 2003 (note 9 c)).

(c) 275,000 shares at a deemed price of $0.15 per share, representing a corporate finance fee paid to the Company's agent, in connection with the Company's Short-Form Offering Document, dated May 3, 2002, the closing of which occurred on May 17, 2002.

13. Related Party Transactions

(a) During the year ended May 31, 2002, $60,000 (2001 - $60,000) was paid to a shareholder and president of the Company as remuneration.

In addition, other directors received a total of $14,077 (2001 - $4,790) from the Company as remuneration.

(b) As at May 31, 2002, there is a balance of $755 (2001 - $244) due to a director included in accounts payable.

14. Subsequent Events

a) Subsequent to year-end, the Company issued 637,000 stock options to certain employees, directors, officers and consultants of the Company. These stock options have an exercise price of $0.15 per share and expire on June 5, 2007.

b) On July 4, 2002, 595,238 share purchase warrants of the Company expired unexercised.

14. Subsequent Events (cont'd)

c) The Company completed the necessary work requirements in connection with its objective of earning a 50% interest in the YANKEE Claims. The Company must still issue the required 50,000 common shares to Diamonds North before earning this interest.

15. Comparative Figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for the current year.

HAWKEYE
GOLD CORPORATION

BC FORM 51-901F

SCHEDULE B: Supplementary Information
SCHEDULE C: Management Discussion and Analysis

ISSUER DETAILS

For the Forth Quarter & Year Ended:	May 31, 2002
Date of the Report:	October 1, 2002
Name of Issuer:	HAWKEYE GOLD INTERNATIONAL INC.
Issuers Address:	Suite 2701 – 1188 Quebec Street Vancouver, BC, Canada V6A 4B3
Issuer Phone Number:	(604) 878-1339
Issuer Fax Number:	(604) 688-3402
Issuer Email Address:	haw@hawkeyegold.com
Issuer Website Address:	www.hawkeyegold.com
Contact Person:	Greg Neeld
Contact Position:	President & CEO
Contact Phone Number:	(604) 878-1339
Contact Email Address:	greg@hawkeyegold.com

CERTIFICATE

The two attached schedules (**Schedule "B" and Schedule "C"**) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors of the Company. A copy of this Quarterly Report will be provided to any shareholder who requests it.

Directors Name: Greg Neeld **Date Signed:** October 1, 2002

Directors Name: Maureen Keremidschieff **Date Signed:** October 1, 2002

HAWKEYE
GOLD CORPORATION

SCHEDULE B

SUPPLEMENTARY INFORMATION

FOR THE FOURTH QUARTER AND YEAR ENDED MAY 31, 2002

			Year Ended May 31, 2002	3 Months Ended May 31, 2002
1.	**ANALYSIS OF EXPENSES AND DEFERRED COSTS**			
	a)	General and administrative expenses:	$278,448	$78,515
	b)	Acquisition costs:	$25,000	$NIL
	c)	Deferred exploration and development expenses:	$44,105	$NIL
	d)	Write-down of abandoned properties:	$NIL	$NIL

Please refer to the financial statements attached hereto for details.

2. RELATED PARTY TRANSACTIONS

a) As at May 31, 2002, there is a balance of $755 (2001 - $244) due to a director included in accounts payable.

b) During the year ended May 31, 2002, $74,077 (2001 - $64,790) in remuneration was paid to directors of the Company.

During the three months ended May 31, 2002, $21,700 (2001 - $16,160) in remuneration was paid to directors of the Company.

3. DURING THE QUARTER AND YEAR UNDER REVIEW

(a) Summary of securities issued during the quarter under review ended May 31, 2002:

Security Type	Issue Date YY/MM/DD	Type of Issue	Price	Finder Fees	Securities Issued	Total Proceeds
Common	02/05/17	Flow-Through	$0.15	N/A	2,504,400	$375,660
Common	02/05/17	Non-Flow-Through	$0.15	N/A	2,030,266	$304,540
Common	02/05/17	Finance Fee	$0.15	N/A	275,000	N/A
Total					**4,809,666**	**$680,200**

(b) Summary of securities issued during the fiscal year ended May 31, 2002:

Security Type	Issue Date YY/MM/DD	Type of Issue	Price	Finder Fees	Securities Issued	Total Proceeds
Common	01/07/04	Private Placement	$0.21	N/A	595,238	N/A
Warrants	01/07/04	Private Placement	$0.27	N/A	595,238	N/A
Common	01/07/16	Property Acquisition	$0.25	N/A	100,000	N/A
Common	01/07/20	Private Placement	$0.13	$300	23,077	$3000
Common	01/07/25	Private Placement	$0.13	N/A	269,231	$35,000
Common	01/08/17	Private Placement	$0.13	N/A	276,924	$36,000
Common	01/08/20	Private Placement	$0.15	N/A	266,667	$40,000
Common	01/09/05	Special Warrant	$0.15	N/A	333,333	$50,000
Warrants	01/09/05	Special Warrant	$0.21	N/A	333,333	N/A
Common	01/11/28	Special Warrant	$0.13	N/A	107,692	$14,000
Warrants	01/11/28	Special Warrant	$0.18	N/A	107,692	N/A
Common	02/01/25	Warrants Exercised	$0.15	N/A	350,000	$52,500
Common	02/02/04	Special Warrant	$0.11	N/A	1,136,364	$125,000
Warrants	02/02/04	Special Warrant	$0.15	N/A	1,136,364	N/A
Common	02/02/22	Non AIF Penalty	$0.12	N/A	83,333	N/A
Warrants	02/02/22	Non AIF Penalty	$0.16	N/A	83,333	N/A
Common	02/05/17	Flow-Through	$0.15	N/A	2,504,400	$375,660
Common	02/05/17	Non-Flow-Through	$0.15	N/A	2,030,266	$304,540
Common	02/05/17	Finance Fee	$0.15	N/A	275,000	N/A
Total					**10,607,485**	**$1,035,700**

Please refer to Note 9 b), subsections (i) through (xiii), of the Notes to our Consolidated Financial Statements for our audited fiscal year ended May 31, 2002 for detailed descriptions relating to the above share issuances and proceeds.

(c) Summary of options granted during quarter under review ended May 31, 2002:

Type of Option	Name of Insider	Exercise Price	Date Granted YY/MM/DD	Expiry Date YY/MM/DD	Number of Options
N/A	N/A	N/A	N/A	N/A	N/A
Total					N/A

(d) Summary of options granted during the fiscal year ended May 31, 2002:

Type of Optionee	Name of Insider	Exercise Price	Date Granted YY/MM/DD	Expiry Date YY/MM/DD	Number of Options
Director	Andree Plourde	$0.10	02/01/18	07/01/18	7,207
Consulting	N/A	$0.10	02/01/18	07/01/18	100,000
Director	Greg Neeld	$0.10	02/01/18	07/01/18	12,084
Employee	N/A	$0.10	02/01/18	07/01/18	25,000
Director	Maureen Keremidschieff	$0.10	02/01/18	07/01/18	15,000
Employee	Mary-Lee Neeld	$0.10	02/01/18	07/01/18	20,000
Director	John Fraser	$0.10	02/01/18	07/01/18	35,000
Total					**214,291**

4. **AS AT THE END OF THE QUARTER AND YEAR ENDED MAY 31, 2002**

(a) Authorised capital: 100,000,000 common shares.

(b) Issued and Outstanding: 13,850,209 common shares.

(c) Summary of options outstanding as at the end of the quarter and year ended May 31, 2002:

Date Granted	Expiry Date	Exercise Price/Share	Number of Options	Exercise Value $
November 19, 1999	November 19, 2004	$0.20	201,250	$40,250
March 2, 2001	March 2, 2006	$0.15	266,543	$39,981
May 10, 2001	May 10, 2006	$0.15	65,000	$9,750
January 18, 2002	January 18, 2007	$0.10	214,291	$21,430
Total			**747,084**	**$111,411**

(d) Summary of warrants and other convertible securities outstanding at the end of the quarter and year-ended May 31, 2002:

Type of Convertible Security	Expiry Date	Exercise Price/Share	Number of Securities	Exercise Value $
Private Placement Warrants	Jul 4, 2002	$0.27	595,238	$160,714
Private Placement Warrants	Jan 11, 2003	$0.15	454,545	$68,182
Private Placement Warrants	Jan 12, 2003	$0.15	59,090	$8,863
Private Placement Warrants	Feb 12, 2003	$0.16	83,333	$13,333
Private Placement Warrants	Feb 12, 2003	$0.16	833,333	$133,333
Private Placement Warrants	Apr 11, 2003	$0.19	136,667	$25,967
Trading Warrants	May 17, 2003	$0.15	4,534,666	$680,200
Broker Warrants	May 17, 2003	$0.15	680,200	$102,030
Private Placement Warrants	Jul 18, 2003	$0.17	23,077	$3,923
Private Placement Warrants	Jul 18, 2003	$0.17	269,231	$45,769
Private Placement Warrants	Jul 19, 2003	$0.21	333,333	$70,000
Private Placement Warrants	Jul 20, 2003	$0.21	266,667	$56,000
Private Placement Warrants	Aug 17, 2003	$0.18	276,924	$49,846
Private Placement Warrants	Aug 17, 2003	$0.18	107,692	$19,385
Private Placement Warrants	Feb 4, 2004	$0.15	1,136,364	$170,455
Total			9,790,360	$1,608,000

During the year, 31,250 share purchase warrants of the Company expired.

(e) Total number of shares in escrow: 93,750

Please refer to Note 9 d) of the Notes to our Consolidated Financial Statements for our audited fiscal year ended May 31, 2002 for further details relating to the above escrow shares.

5. DIRECTORS AND OFFICERS

The Company's Directors are:

Greg Neeld, John R. Fraser (P.Geo.), Andree Plourde, Maureen Keremidschieff.

The Company's Officers are:

Greg Neeld, John R. Fraser (P.Geo.), K. Vincent Campbell (P.Geo.).

HAWKEYE
GOLD CORPORATION

SCHEDULE C

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MAY 31, 2002

TSX Venture Exchange Listed - HGO
12g3-2(b):82-2435
Standard & Poor's Corporate Records
CUSIP NO : 42016T 10 0

This management discussion addresses issues that affected HAWKEYE GOLD INTERNATIONAL INC. (the "Company" (the "Issuer") or ("HAWKEYE")) during its fourth quarter March 1, 2002 to May 31, 2002 (the "fourth quarter") and its current fiscal year, June 1, 2001 to May 31, 2002 (the "fiscal year" or the "current year") and, when applicable, material changes that impacted the Company subsequent to its year end and to the date of this report, October 1, 2002 (the "post year-end period").

1. DESCRIPTION OF BUSINESS

HAWKEYE GOLD INTERNATIONAL INC. is incorporated under the laws of the Province of British Columbia and is based in Vancouver, British Columbia, Canada. HAWKEYE is listed on the TSX Venture Exchange (the "TSX") (formerly the "Canadian Venture Exchange" or "CDNX")) trading under the symbol HGO. Its principal business activities include the exploration for and the development of natural resource properties. We own options to purchase interests in one base and precious metal property known as the CEO Claims and a diamond property known as the YANKEE Property. The CEO Claims are located in the Northwest Territories, Canada and the YANKEE Diamond Property is located on Victoria Island, Nunuvat, Canada.

HAWKEYE is considered to be a development stage company.

2. DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

(A) OPERATIONS

YANKEE PROPERTY

-"Homerun Project" - Victoria Island Diamond Play

By an arm's length agreement (the "YANKEE Option Agreement") dated June 14, 1999 and amended February 26, 2001 and April 17, 2001, the Company was granted an option (the "Initial YANKEE Option") by Major General to earn a 33 $^{1}/_{3}$% interest in 38 mineral claims comprising approximately 90,682 acres (36,698 hectares) (the "Original Claim Block") by paying staking costs of $54,159, (fully paid by August 3, 2000) issuing a total of 150,000 shares (all issued by July 26, 2001, 100,000 shares of which were issued during the current year) and incurring exploration expenses totalling $200,000 on or before August 1, 2001. Also, as part of this agreement, the Company is required to pay a management fee to Major General in the amount of 10% of the exploration expenditures incurred as compensation for its exploration management services.

The Company did not incur all of the exploration expenses required to maintain the entire Original Claim Block in good standing past October 14, 2001. However, it paid the staking costs and issued the required 150,000 shares, and by virtue of the payments made and expenses incurred pursuant to the YANKEE Option Agreement, the Initial YANKEE Option was agreed by Major General to have been exercised on July 28, 2001. Between August 2001 and February 22, 2002, Major General and the Company carried on discussions which resulted in the YANKEE Option Agreement being amended to recognize a reduction in the number of claims held by Major General from 38 claims comprising 90,683 acres to 26 claims comprising 69,764.5 acres, and a corresponding reduction in the Company's obligations under the YANKEE Option Agreement such that the Company now owns a 33 $^{1}/_{3}$ interest in the YANKEE Claims and has an option (the "Second YANKEE Option") under the YANKEE Option Agreement to increase its interest in the YANKEE Claims from 33 $^{1}/_{3}$% to 50% and to become the operator in respect of future work programs by:

(i) incurring (or reimbursing Major General for) exploration expenses totalling $224,105 by September 30, 2002, as required to satisfy 2002 work / assessment requirements of Nunavut on the YANKEE Claims, plus filing fees and an $18,000 (10%) management fee to Major General (collectively the "2002 Expenses")(satisfied subsequent to year-end); and

(ii) thereafter issuing an additional 50,000 shares in the capital of the Company to Major General upon TSX Venture Exchange acceptance of an engineering report recommending a further phase of exploration.

During the year, Major General transferred all of its ownership interest in the YANKEE Claims to Diamonds North Resources Ltd. ("Diamonds North"), a company owned by Major General. Accordingly, the YANKEE Claims are currently owned as to 33 $^{1}/_{3}$% by the Company and as to 66 $^{2}/_{3}$% by Diamonds North, subject in the case of Diamonds North to the Second YANKEE Option.

The Company intends to incur the 2002 Expenses using net proceeds raised from the closing of the Company's May 17, 2002 Short Form Offering Document which is described in further detail in Section 3 (Financings, Principal Purposes and Milestones), hereunder. Pursuant to the terms of the YANKEE Option Agreement, Diamonds North is the operator in respect of all exploration activities conducted on the YANKEE Claims. The Company and Diamonds North have no directors in common and there is no relationship between the Company and Diamonds North other than the contractual relationship based on the YANKEE Option Agreement.

If the Company acquires the additional 16 $^{2}/_{3}$% interest, both the Company and Diamonds North intend to have their future joint activities in respect of the YANKEE Claims governed by a joint venture agreement, the particulars of which have not been finalized to date.

During the year, deferred exploration expenditures of $44,105 were incurred and acquisition costs of $25,000 were spent on the YANKEE Claims. Also, a refundable performance bond in the amount of $44,039 was paid to the Nunavut Mining Recorder's Office in respect of claim assessment filing fees in order to keep the YANKEE Claims in good standing. Furthermore, $250,000 flow-through funds were advanced to Diamonds North as prepayment for the Issuer's June 2002 work and drill program on the YANKEE Claims. For results regarding this program please refer to Section 4 (Subsequent Events), Subsection A (Operations - YANKEE Property), hereunder.

CEO CLAIMS

The CEO, CEO 1 and CEO 2 Claims which are being explored for gold straddle the Snare River, near Camp Lake, approximately 140 kilometers northwest of Yellowknife, Northwest Territories, Canada. By an Agreement dated December 20, 1995 the Company acquired an option to purchase an undivided 100% interest in the claims subject only to a 2.0% Net Smelter Return royalty. Consideration for the acquisition was an initial payment of $25,000 (paid) and 12,500 shares (issued) as well as minimum work commitments of $75,000 over a two year period (completed). As part of the agreement, 25,000 shares were issued during 1999 subsequent to TSX approval of an engineering report recommending a further phase of exploration on the claims. HAWKEYE must issue an additional 12,500 shares upon CDNX acceptance of a future geological report recommending a further phase of exploration on the claims to earn its 100% interest.

During the quarter under review and throughout the Company's current year there were no exploration expenditures or acquisition costs incurred on the CEO Claims. As at May 31, 2002 and May 31, 2001 deferred exploration expenditures incurred on the property totaled $199,053 (excluding acquisition costs).

(B) FINANCIAL INFORMATION

During the quarter and current year under review the Company did not generate any revenues from operations due to the fact that the Company is in the business of exploring for and development of natural resources and does not generate sales from production or incur any related cost of sales. For the three-month period from March 1, 2002 to May 31, 2002 the Company posted an operating and total loss of $78,515 or an operating and total loss of $0.03 per share compared to an operating loss of $42,713 or $0.01 per share and a total loss of $441,984 or $0.09 per share, due to the write-down of the TRI and REBA mineral claims, for the corresponding period in 2001. In comparison, for the three-month period from December 1, 2001 to February 28, 2002 the Company posted an operating and total loss of $73,269 or an operating and total loss of $0.01 per share compared to an operating and total loss of $76,624 or $0.02 per share for the corresponding period in 2001. The operating and total loss for the year ended May 31, 2002 totaled $278,448 or $0.04 per share compared to an operating loss of $221,353 or $0.06 per share and a total loss of $620,624 or $0.16 per share due to the write-down of the TRI and REBA mineral claims for the same period the previous year. The $620,624 loss for the prior year is represented by the operating loss of $221,353 and the write-down of the TRI and REBA claims totaling $399,271 increasing the Company's deficit to $4,683,811 at May 31, 2001 compared to $4,962,259 at May 31, 2002.

(C) EXPENDITURES

During the Company's fourth quarter general and administrative (G/A) expenditures totaled $78,515 in comparison to expenditures totaling $42,713 for the same period in 2001. These figures compare to $73,269 in administration expenses incurred during the third quarter of fiscal 2002 and $76,624 in the third quarter of the prior fiscal year. During the year ended May 31, 2002, G/A expenses totaled $278,448 compared to $221,353 for the same period in 2001. Material expenditures (greater than 20% of total expenses) incurred during the year under review consisted of wages and benefits totaling $69,538. During the comparative period of the prior year, $68,295 in wages and benefits were paid. Please refer to the Expenses category in the "Consolidated Statements of Loss and Deficit" section of our May 31, 2002 audited consolidated financial statements attached hereto for a detailed breakdown of all expenses.

(D) ACQUISITION OR ABANDONMENT OF RESOURCE PROPERTIES

(i) The Company fulfilled its obligation to Major General by issuing the required 100,000 common shares (2nd and 3rd tranches) on July 16, 2001 and paying the required $200,000, (as discussed in Section 2 (A), (YANKEE Property), above, representing full settlement to Major General with respect to satisfying the conditions necessary to earn its 33 1/3% interest in the YANKEE claims.

With respect to the aforementioned issuance of 100,000 common shares to Major General, a value of $25,000 has been assigned as acquisition costs incurred during fiscal 2002 (2001 - $NIL).

(ii) On July 30, 2001 the Company announced that its TRI 1, TRI 2 and TRI 3 claims that are located approximately 140 kilometres northwest of Yellowknife, Northwest Territories, Canada had been allowed to elapse. The Company no longer owns an interest in these properties and as a result has written off deferred resource property expenditures totaling $237,784 for the TRI claims. $87,784 of this write-down component was attributed to exploration expenditures and $150,000 to acquisition costs. The Company wrote these deferred exploration expenses off at the end of its previous fiscal year, May 31, 2001.

(iii) During August 2001, the Company also decided to write off all deferred expenditures associated with its REBA claims which were situated contiguous to the TRI claims. As at May 31, 2001, the Company had incurred $161,487 in deferred property expenditures, represented by $95,000 in acquisition costs and $66,487 in deferred exploration expenditures. The Company had been seeking an extension to the contract with the vendor of the Claims in order to satisfy the spending requirement of $75,000 (excluding acquisition costs). The vendor was not interested in negotiating an extension granting time to complete the balance of the minimum work program commitments of $8,513. Deferred expenditures pertaining to the REBA claims totaling $161,487 were written off by the Company as at the end of its previous financial year, May 31, 2001.

During the fourth quarter and year under review there was a total of $NIL in deferred resource property expenditures written off in comparison to $399,271 during the fourth quarter and year ended May 31, 2001.

(E) DEFERRED EXPLORATION EXPENDITURES

Deferred exploration and development expenditures increased by $NIL during the quarter under review and during the year ended May 31, 2002 the Company incurred a total of $44,105 in deferred resource property expenditures. In comparison, $215,417 in expenditures had been incurred during the year ended May 31, 2001 with $155,027 being incurred during the fourth quarter of the prior year. Deferred property expenditures incurred by the Company during the third quarter of fiscal 2002 totalled $NIL, compared to $NIL during the same period of the prior fiscal year. The Company wrote-off $NIL in deferred expenditures relating to the abandonment of resource properties during the third quarter of fiscal 2002, compared to $NIL in the same period in fiscal 2001.

The $44,105 in deferred resource property expenditures (discussed above) incurred during the Company's current year ended May 31, 2002 were directly related to exploration expenditures on the YANKEE Property. Material expenditures incurred on the property during the current year consisted of $16,025 for air transport and $8,426 for contractor fees. Refer to the "Consolidated Schedule of Deferred Resource Property Expenditures" – Schedule 1 - in the audited consolidated financial statements attached hereto for a detailed breakdown for all expenditures associated with the YANKEE Property.

(F) TRANSACTIONS WITH RELATED PARTIES

During the year, $60,000 for wages (2001 - $60,000) was paid to a shareholder and president of the Company as remuneration. As at May 31, 2002, there is a balance of $755 (2001 - $244) due to a director. In addition two directors received a total of $14,077 (2001 - $4,790) from the Company as remuneration.

(G) INVESTOR RELATIONS

HAWKEYE provides our shareholders and the investment community with a toll-free telephone number and a web site to contact the Company for corporate information and updates. Investor relation activities undertaken by the Company generally consists of a) attending Trade and Investment conferences; b) revisions to our web site and; c) communication to the investment community through personal and electronic means.

(H) TRANSACTIONS REQUIRING REGULATORY APPROVAL

During the Issuer's fourth quarter under review, March 1 to May 31, 2002, the following transactions required regulatory approval:

(i) On April 25, 2002 the Issuer announced that it had arranged to raise a minimum of $600,000 and a maximum of $1,000,000 through the sale of units at a price of $0.15 per unit (one share and one *trading* share purchase warrant) by way of a Short Form Offering Document (SFOD) in accordance with TSX Venture Exchange Policy 4.6. The Company received confirmation on May 7, 2002 that the SFOD had been filed and accepted by the TSX Venture Exchange. The financing closed on May 17, 2002 and 2,504,400 flow-through and 2,030,266 non-flow-through shares were issued at a price of $0.15 per share raising the Issuer gross proceeds of $680,200 (Cdn). For detailed information regarding this SFOD refer to Section 3 hereunder.

(ii) On May 7, 2002, the issuer also received approval from the TSX Venture Exchange to compensate the Issuer's Agent, Canaccord Capital Corporation, who acted as the Company's lead broker for the SFOD financing by paying them a 9% sales commission, 275,000 common shares in the capital of the Company for corporate finance services and Agent's Warrants to purchase up to 680,200 common shares in the capital of the Company at a price of $0.15 per share, exercisable on or before May 17, 2003. The corporate finance shares and Agent's Warrants were issued on May 17, 2002 and the sales commission was paid to the Agent on May 22, 2002.

(iii) On May 14, 2002, the Company applied to the TSX Venture Exchange for acceptance of a time extension to the period in which 93,750 shares held in escrow could be exercised. The release of these escrowed shares, which are subject to TSX Venture Exchange approval, was originally set to expire on June 2, 2002 as per the original Escrow Agreement dated July 18, 1996. Subsequent to the Issuer's year ended May 31, 2002, the Company received TSX Venture Exchange acceptance for an extension in time to exercise these escrowed shares. Please refer to Section 4 (C) (i) below for details.

(iv) On May 27, 2002 the Issuer received confirmation from the TSX Venture Exchange that 4,534,666 share purchase warrants would commence trading on the TSX Venture Exchange effective at the opening on May 28, 2002. These share purchase warrants trade under the symbol HGO.WT. They are being issued in connection with the Issuer's SFOD because, as discussed in Section 2 (H) (i) above and Section 3 below, the Company agreed to issue one common share and one *trading* share purchase warrant which is exercisable into one common share of the Issuer at a price of $0.15 per share expiring on May 17, 2003.

During the previous nine-month period of the Issuer's current year under review (June 1, 2001 to February 28, 2002) the following transactions required regulatory approval:

(v) On June 21, 2001 the Company announced that it had arranged for a special warrant private placement for 23,077 units at a price of $0.13 per share, for gross proceeds of $3,000 (Cdn.). Each share purchase warrant connected to this private placement will permit the holder to purchase one further common share in the capital of the Company at the price of $0.17 per share for two years. TSX Venture Exchange acceptance for this transaction was received on July 18, 2001. The shares were issued on July 20, 2001.

(vi) On June 21, 2001 the company announced that it had arranged for a special warrant private placement for 269,231 units at a price of $0.13 per share, for gross proceeds of $35,000 (Cdn.). Each share purchase warrant connected to this private placement will permit the holder to purchase one further common share in the capital of the Company at the price of $0.17 per share for two years. TSX Venture Exchange acceptance for this transaction was received on July 18, 2001. The shares were issued on July 25, 2001.

(vii) On June 25, 2001 the Company submitted an application to the TSX Venture Exchange requesting permission to issue 100,000 common shares in the capital of the Company to Diamonds North Resources Ltd. (DNR) (formerly "Major General Resources")). These shares are the 2nd and 3rd tranches payable to DNR in which 50,000 shares are to be issued in connection with an extension in time granted by DNR to HAWKEYE to August 1, 2001 to pay for the September 2000 work program on the YANKEE property and 50,000 shares are to be issued in connection with TSX Venture Exchange acceptance of an engineering report recommending further exploration on the YANKEE property. TSX Venture Exchange acceptance for the engineering report and the issuance of 100,000 shares to DNR was received on July 12, 2001. The 100,000 shares were issued to DNR on July 16, 2001 granting HAWKEYE a 33 1/3 % interest in the YANKEE Property.

(viii) On July 18, 2001 the Company announced that it had arranged for a special warrant private placement for 333,333 units at a price of $0.15 per share, for gross proceeds of $50,000 (Cdn.). Each share purchase warrant connected to this private placement will permit the holder to purchase one further common share in the capital of the Company at the price of $0.21 per share for two years. TSX Venture Exchange acceptance for this transaction was received on August 20, 2001 and these special warrants were issued on September 5, 2001.

(ix) On July 23, 2001 the Company announced that it had arranged for a special warrant private placement for 266,667 units at a price of $0.15 per share, for gross proceeds of $40,000 (Cdn.). Each share purchase warrant connected to this private placement will permit the holder to purchase one further common share in the capital of the Company at the price of $0.21 per share for two years. TSX Venture Exchange acceptance for this transaction was received on August 20, 2001 and the special warrants were issued August 20, 2001.

(x) On August 10, 2001 the Company announced that it had arranged for a special warrant private placement for 276,924 units at a price of $0.13 per share, for gross proceeds of $36,000 (Cdn.).

Each share purchase warrant connected to this private placement will permit the holder to purchase one further common share in the capital of the Company at the price of $0.18 per share for two years. TSX Venture Exchange acceptance for this transaction was received on August 17, 2001 and the shares were issued on August 17, 2001.

(xi) On August 10, 2001 the Company announced that it had arranged for a special warrant private placement for 107,692 units at a price of $0.13 per share, for gross proceeds of $14,000 (Cdn.). Each share purchase warrant connected to this private placement will permit the holder to purchase one further common share in the capital of the Company at the price of $0.18 per share for two years. TSX Venture Exchange acceptance for this transaction was received on August 17, 2001 and the special warrants were unissued at November 28, 2001.

(xii) On January 18, 2002, the Company granted director, employee and consultant options to purchase up to 214,291 shares in the capital of the Company at a price of $0.10 per share exercisable until January 18, 2007. The granting of these options was approved by the CDNX on February 6, 2002.

(xiii) On January 23, 2002, the Company announced that it had agreed to a non-brokered private placement to an insider of 1,136,364 units at the price of $0.11 per unit. Each unit consists of one common share and one warrant exercisable to purchase one additional common share for $0.15 for a period of two years following closing. A four month hold period applies to the shares comprised in the units and any shares issued on exercise of the warrants. No finder's fee or commission was payable in connection with this private placement. This private placement was accepted for filing on February 4, 2002 by the TSX Venture Exchange and the shares were issued on February 4, 2002.

There were no other transactions requiring regulatory approval either during the Issuer's fourth quarter or current year under review ended May 31, 2002 other than as abovementioned.

(I) MANAGEMENT CHANGES

During the quarter under review, Ms. Mary-Lee Neeld resigned as secretary of the Company and Mr. John R. Fraser, P.Geo., a member of the board of directors of the Issuer, agreed to accept the position of secretary for the Company. During the previous nine-month period, Mr. George Poling agreed to join the Issuer's management team to act as advisor to the Board of Directors in the capacity of Senior Consulting Engineer. A brief resume of Dr. George W. Poling's business accomplishments and credits is provided hereunder in the summary of HAWKEYE's management team.

Summary of HAWKEYE's management team:

Greg Neeld, President & CEO, Mr. Neeld brings 20 years of business experience and knowledge in both the private and public sectors to HAWKEYE's management team. His business career includes successful ventures in manufacturing and distribution, consumer electronics, food and beverage, commercialization of a family patented protective head device for hockey players and investment in the resource industry. This was concurrent to a 10-year professional hockey career. Mr. Neeld has raised significant capital for both private and public companies. He specializes in corporate structure, mergers and acquisitions, targeting and retaining industry management and marketing teams and promotion to the investment community. Mr. Neeld will use his experience in the public market and financial community to bring HAWKEYE to the forefront of the mining industry.

Mr. K.Vincent Campbell, Ph.D., P.Geo, F.G.A.C., Mr. Campbell is V.P. Exploration for the Company and is a professional geologist with over 30 years experience in North America and overseas specializing in structural and metamorphic geology, remote sensing and exploration targeting. Mr. Campbell has had extensive experience with various types of deposits and their exploration such as: placer gold, clastic-hosted gold, turbidite-hosted vein and shear zone gold deposits, porphyry copper, skarn deposits, and epithermal gold and silver deposits. In his career Mr. Campbell has worked for and or consulted for the Geological Survey of Canada, Chevron Minerals Ltd., Diamond Fields Resources Ltd., Inco Gold Co., Noranda Exploration Co. Ltd., and Placer Dome.

Mr. John R. Fraser, P.Geo., Mr. Fraser has been associated with the mining industry for over 30 years including seven years as Senior Geologist for **Bow Valley Industries ltd** and 15 years with **Noranda Exploration Co. Ltd.** culminating as Noranda's Exploration Manager for Central Canada. His search for base and precious metals, uranium and diamonds has taken Mr. Fraser throughout Canada, USA, Mexico, Argentina, South Africa and Namibia and Finland. These efforts have resulted in the discovery of the Tundra gold deposit in the Northwest Territories (one of the largest undeveloped gold deposits in Canada), a gold deposit in Nevada that was placed into production by Santa Fe Pacific Gold Corporation and a uranium deposit in Saskatchewan and several diamondiferous kimberlites in the Northwest Territories.

Mr. Fraser holds a Bachelor of Science degree in Geophysics and a Masters of Science degree in Geology from the university of British Columbia. He is registered as a professional Geoscientist with the Association of Professional Engineers and Geoscientists of British Columbia and as a Professional Geologist with the Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories.

Dr. George Poling, Advisor to the Board, Dr. George W. Poling agreed to join the Company's management team to act as a advisor to the Board of Directors in the capacity of Senior Consulting Engineer. Dr. Poling, a long time Board Member of Dia Met Minerals Ltd., served as a Director of Dia Met from 1987 until it was bought-out by BHPBilliton in 2001. He is Professor emeritus and former Head of the Department of Mining and Mineral Process Engineering at the University of British Columbia, where he taught from 1968 until he retired in 1997. He was also Research Coordinator for the B.C. Mining Association. Dr. Poling holds a Bachelor of Science in Mining and Metallurgical Engineering and a Ph.D. in Mineral Process Engineering, both from the University of Alberta. He is one of Canada's leading experts in the mineral processing and environmental management of mining operations. Dr. Poling is a Senior Vice-President of Rescan Environmental Services Ltd.

There were no other management changes either during the quarter or year under review other than as above mentioned.

3. FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

During the quarter under review, the Company announced on April 25, 2002 that it intended to carry out a public offering (the "Offering") to raise a minimum of $600,000 and a maximum of $1,000,000 through the sale of units at $0.15 per unit by way of a Short Form Offering Document (the "Offering Document") in accordance with TSX Venture Exchange Policy 4.6.

At a maximum offering of $1,000,000 and an offering price (the "Offering Price") of $0.15 per Unit, the Short Form Offering Document would qualify for distribution of up to 6,666,667 units (the "Units") of the

Company. Each Unit would consist of one common share in the capital of the Company (the "Shares") and one common share purchase warrant (the "Warrants"). 4,000,000 (60%) of the Units would be flow-through units (the "Flow-Through Units") and 2,666,667 (40%) of the Units would be non-flow-through units (the "Non-Flow-Through Units"). The Shares comprised in the Flow-Through Units would be "flow-through shares" ("Flow-Through Shares") for Canadian federal income tax purposes. Each Warrant could be exercised to acquire one additional common share which is not a Flow-Through Share (the "Warrant Shares") at $0.15 for 12 months from the date of completion of the Offering ("Closing"). The Company would apply to have the Warrants listed on the TSX Venture Exchange (the "Exchange") subject to meeting all listing requirements including minimum prescribed distribution requirements.

Canaccord Capital Corporation (the "Agent") agreed to act as agent of the Company to offer the Units for sale on a commercially reasonable efforts basis. The Agent would receive a cash commission of 9% of the gross proceeds of the Offering, a corporate finance fee payable in common shares, an administration fee payable in cash, and an Agent's Warrant to purchase up to that number of common shares as is equal to 15% of the number of Units issued pursuant to the Offering, at an exercise price of $0.15, for a period of twelve months following the Closing. The cash commission, expenses of the offering and the administration fee would be paid from the proceeds of the Non-Flow-Through Units.

The proceeds of the Offering would be used to fund the Company's proposed 2002 exploration program on the YANKEE Property, which is jointly owned by the Company and Diamonds North Resources Ltd. (please refer to Section 2 (A), Operations, YANKEE Property above, for further details), to pay down debt and for general working capital.

Upon completion of its minimum Offering of $600,000, the Company intended to carry out a Phase I exploration program consisting of ground magnetic surveys over five targets which were not surveyed during 2001 due to adverse weather conditions (~$50,000) and, thereafter, a four hole drilling program totalling 600 metres (~$240,000) to test four primary kimberlitic targets jointly selected by the Company and Diamonds North.

Upon completion of its maximum Offering of $1,000,000, the Company intended to carry out a Phase II exploration program consisting of one additional drill hole (~$60,000) to test one of the secondary drill targets jointly selected by the Company and Diamonds North, and a helicopter-borne aeromagnetic survey covering 2,100 line kilometres ($257,500). This survey is intended to locate sources of the new indicator minerals found in the southern portion of the YANKEE Property in the conduct of the 2000 work program and to identify potential kimberlitic drill targets.

If the maximum Offering was fully subscribed, the net proceeds from this Offering, after deducting the Agent's commission, were estimated to be $910,000. If only the minimum Offering was subscribed, the net proceeds, after deducting the Agent's commission, were estimated to be $546,000.

Principal Purposes

The funds available (Minimum $546,000; Maximum $910,000) were intended to be used for the following principal purposes, shown in order of priority:

Use of Net Proceeds from Non-Flow-Through Units	Minimum Offering	Maximum Offering
To pay the costs of the Offering	$15,000	$15,000
To pay the Agent's Administration Fee plus GST	$5,375	$5,375
To pay existing indebtedness of the Company	$75,625	$124,625
To fund Phase I of the 2002 Yankee Property program	nil	nil
To fund Phase II of the 2002 Yankee Property program	nil	$75,000
General working capital	$90,000	$90,000
Total Funds Available from Non-Flow-Through Units:	$186,000	$310,000

Use of Net Proceeds from Flow-Through Units	Minimum Offering	Maximum Offering
To fund Phase I of the 2002 Yankee Property program	$290,000	$290,000
To fund Phase II of the 2002 Yankee Property program	nil	$242,500
To pay Major General's Management Fee for 2002	$29,000	$60,750
To fund future exploration (reserve)	$41,000	$6,750
Total Funds Available from Flow-Through Units:	$360,000	$600,000

Total Funds Available:	$546,000	$910,000

On May 22, 2002, the Issuer announced that it had closed its Short Form Offering Document financing. The Offering qualified for distribution of 4,534,666 Units at a price of $0.15 per share raising the Company gross proceeds of $680,200 (Cdn.) and net proceeds of $603,153 (Cdn.) after payment of expenses and commission to the Company's agent Canaccord Capital Corporation (the "Agent"). Each unit consists of one common share and one *trading* common share purchase warrant. 2,504,400 of the units qualify as flow-through units and 2,030,266 of the units are non-flow-through units. Each *trading* warrant can be exercised to acquire one additional common share which is not a flow-through share at an exercise price of $0.15 on or before May 17, 2003. Effective at the opening of the TSX Venture Exchange on May 28, 2002, the 4,534,666 non-flow-through warrants commenced trading on the TSX Venture Exchange under the symbol HGO.WT.

The Agent received a 9% sales commission, 275,000 common shares in the capital of the Company for corporate finance services and Agent's Warrants to purchase up to 680,200 common shares in the capital of the Company at a price of $0.15 per share exercisable on or before May 17, 2003.

As mentioned above, due to the fact the Company completed the minimum offering, HAWKEYE intends to complete its Phase I exploration program on the YANKEE Property by spending flow-through funds totalling $375,660 (Cdn.). The initial work program includes additional ground geophysical surveys and a four hole diamond drilling program covering established priority targets.

For further details regarding financings and related share issuances during the Issuer's fiscal year ended May 31, 2002, please refer to Note 9 b) of the notes to our audited consolidated financial statements attached hereto.

4. SUBSEQUENT EVENTS

The following is a disclosure of material events that affected your Company subsequent to its quarter under review and year-ended May 31, 2002 and to the date of this report, October 1, 2002 (the "post year-end period"):

(A) OPERATIONS

YANKEE Property

During early to mid-June 2002, the Issuer completed detailed ground geophysical surveys over three lake based targets (I16, I16 west and A5 south) and one land based target (PAR 14) in preparation for its drill program to test these anomalies which are located in the northern top third of the YANKEE Property. Drilling commenced in mid-June and was completed by the first week of July 2002. HAWKEYE drilled four holes totaling 625 metres to test the I16, I16 West, A5 South and PAR 14 geophysical anomalies. Two of the three lake based targets, which are magnetic highs, were drilled before ice breakup. The third hole (A5 South) was incomplete due to deteriorating ice conditions and was terminated approximately 50 metres short of its intended target, which is a magnetic low anomaly. None of the holes encountered kimberlite. Character samples of core from each hole were collected and forwarded to a laboratory for petrographic and chemical analysis. There were no encouraging results from these tests.

During this period, the Issuer completed the necessary work requirements in connection with its objective of earning a 50% interest in the YANKEE Claims. The Company must still issue the required 50,000 common shares to Diamonds North before earning this interest.

Due to the disappointing results of the YANKEE Property drill program, management is considering various options available to the Issuer which include possible acquisitions and further work programs for the YANKEE Property.

(B) ACQUISITION OR ABANDONMENT OF RESOURCE PROPERTY

The Company did not acquire an interest in any additional resource properties, nor did it abandon any of its existing resource properties subsequent to year-end to the date of this report.

(C) TRANSACTIONS REQUIRING REGULATORY APPROVAL

(i) On June 6, 2002 the TSX Venture Exchange advised the Issuer that it had accepted, in principle, the Company's request for an extension in time in which to exercise 93,750 escrowed shares which was previously discussed in Section 2 (H) (iii), above. These escrowed shares are now governed by a new Escrow Agreement Surplus Security dated May 31, 2002 and are subject to shareholders' approval. In the event shareholders' approval is not granted, the escrowed shares will be cancelled.

(ii) On June 6, 2002, the Company announced that it had granted 637,000 stock options to certain employees, directors, officers and consultants of the Company at an exercise price of $0.15 per share. These stock options expire on July 5, 2007. The Issuer received TSX Venture Exchange approval for these options on June 12, 2002.

(D) MANAGEMENT CHANGES

Effective June 5, 2002, Mr. Derek A. Huston joined the management team of the Issuer to act as Vice President, Corporate Finance. Mr. Huston has over 15 years of business experience dealing with public companies. During his career he has served as a member of the Board of Directors and has been instrumental in raising significant capital for these companies. HAWKEYE would like to take this opportunity to welcome Mr. Huston aboard.

(E) FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

As discussed in Section 3 above, on May 22, 2002, the Company raised slightly more than its minimum offering via a Short Form Offering Document (SFOD) by selling a total of 4,534,666 Units at a price of $0.15 per share raising the Company gross proceeds of $680,200 (Cdn.) and net proceeds of $603,153 (Cdn.) after payment of expenses and commission to the Company's agent Canaccord Capital Corporation.

The following table summarizes the principal purposes (column 1) for the minimum offering (column 2) of the non-flow-through and flow-through units as disclosed in the Issuer's SFOD dated May 3, 2002 and compares these figures to the intended and actual allocations of these funds by the Company subsequent to the financing (column 3):

Use of Net Proceeds from Non-Flow-Through Units	**Minimum Offering (as per SFOD)**	**Actual Allocation of Non-Flow-Through Funds**
To pay the costs of the Offering	$15,000	$64,229
To pay the Agent's administration fee	$5,375	$5,000
To pay existing indebtedness of the Company	$75,625	$125,000
To fund Phase I of the 2002 Yankee Property program	nil	nil
To fund Phase II of the 2002 Yankee Property program	nil	nil
General working capital	$90,000	$49,093
Subtotals	$186,000	$243,322

Use of Net Proceeds from Flow-Through Units	**Minimum Offering (as per SFOD)**	**Intended Allocation of Flow-Through Funds (1)**
To fund Phase I of the 2002 Yankee Property program	$290,000	$315,000
To fund Phase II of the 2002 Yankee Property program	nil	nil
To pay Diamonds North's management fee for 2002	$29,000	$31,500
To fund future exploration (reserve)	$41,000	$29,160
Subtotals	$360,000	$375,660

Totals (2)	$546,000	$618,982

(1) Management has estimated these amounts based on preliminary invoices received from Diamonds North due to the fact that the final allocations have not yet been determined.

(2) The estimated commission of $54,000 payable to the Agent upon completion of the $600,000 gross minimum offering has been excluded from the above table. The actual commission paid to

the Agent, also excluded from the above table, was $61,218, representing 9% of the actual gross proceeds raised of $680,200.

As mentioned above, the Company raised slightly more than its minimum offering. As such, the actual expenditures will not match the expected expenditures. However, the expenditures expected to have been incurred subsequent to the minimum offering, rather than from the maximum offering, have been disclosed above for comparability reasons.

The following discussion provides an overview of the reasons for material variances, as outlined in the above table, between the expected expenditure allocations as disclosed in the Issuer's SFOD and the actual expenditure allocations with respect to the funds raised from the issuance of non-flow-through shares:

Actual offering costs incurred by the Company were higher than expected due to the more time-consuming and extensive work undertaken by the Company and regulatory authorities in the preparation of the aforementioned SFOD. This is in part attributed to the increased disclosure requirements that are necessary as a result of tightened securities laws and increased investor scrutiny in the current marketplace. Also, management decided than it was more advantageous to pay down a larger proportion of the Company's existing indebtedness than it had originally intended to as the rates of return on short-term investments were not very attractive. As a result of the latter two items, less funds were left over for general working capital purposes.

With respect to the funds raised from the issuance of flow-through units, the finalized actual expenditures have not yet been determined, as explained in footnote 1 to the table above.

(F) CAPITALIZATION

The following is a snapshot of the Company's capitalization presented on a fully diluted basis as at the date of this report, October 1, 2002, in comparison to the end of the quarter under review and fiscal year ended May 31, 2002:

Issued and Outstanding:	13,850,209	Common Shares:	(13,850,209 at May 31, 2002)
Convertible Securities	9,790,360	Share Purchase Warrants:	(9,790,360 at May 31, 2002)
Options Outstanding:	1,384,084	Director/Employee Options:	(747,084 at May 31, 2002)

Fully Diluted October 1, 2002: 25,024,653 **(24,387,653 at May 31, 2002)**

On July 4, 2002, 595,238 share purchase warrants expired, unexercised.

(G) SHARE CONSOLIDATION AND NAME CHANGE

The authorized capital of the Company currently consists of 100,000,000 common shares without par value. At the Issuer's upcoming Annual General Meeting (AGM), to be held in Vancouver, B.C., Canada on November 15, 2002 (please refer to the Notice of Annual General Meeting attached hereto for further details regarding the AGM), management is recommending to our shareholders that they approve a special resolution to consolidate the Company's shares on the basis of up to four pre-consolidation shares for each post-consolidation share, and thereafter increase the authorized capital so that it is again 100,000,000 shares. The TSX Venture Exchange will require the Company to change its name to avoid confusion among investors following any consolidation. Accordingly, management recommends that our shareholders pass a special resolution approving a change of name of the Company to "HAWKEYE Gold and Diamonds Corporation" or such other name as the directors may select. Finally, to ensure that the Company does not unnecessarily proceed with the proposed consolidation and name change, management recommends that the directors be authorized by special resolution to abandon or postpone processing of the consolidation and name change if they determine that it is in the best interests of the Company to abandon or postpone the same. For details regarding all matters to be brought forward and voted upon at our Annual General Meeting please read the Issuer's entire Information Circular and in particular, for information regarding the proposed share consolidation and name change, please refer to "PARTICULARS OF OTHER MATTERS TO BE ACTED UPON" (Section (3), Consolidation)) and Appendix "A" (Special Resolutions) of the Issuer's Information Circular which is attached hereto.

5. LIQUIDITY AND SOLVENCY

During the three month period ended May 31, 2002 approximately 2,495,500 shares in the capital of your Company traded through the facilities of the TSX Venture Exchange (TSX) (formerly the Canadian Venture Exchange (CDNX)) under the Issuer's trading symbol HGO. In comparison, a total of 730,820 shares were traded during the same period for the previous year. During the quarter ended May 31, 2002 your shares traded as high as $0.19 and as low as $0.11 in comparison to a high of $0.35 and a low of $0.16 during the same period for the previous year ended May 31, 2001.

During the fiscal year ended May 31, 2002, approximately 6,150,000 shares in the capital of the Company traded investors' hands compared to approximately 4,600,000 shares during the previous year ended May 31, 2001. During the current year, HAWKEYE's shares traded as high as $0.28 and as low as $0.10. In comparison, the Issuer's shares traded as high as $0.53 and as low as $0.11 during the previous year ended May 31, 2001. The Company's shares closed at a price of $0.15 on May 31, 2002 compared to $0.24 on May 31, 2001.

Subsequent to the Issuer's year-end and to the date of this report October 1, 2002, 2,657,039 shares in the capital of your Company traded through the facilities of the TSX Venture Exchange in comparison to 970,539 shares during the same period of the previous year. During this period of 2002 the Issuer's shares traded as high as $0.15 and as low as $0.01 compared to a high of $0.28 and a low of $0.13 during the same period in 2001. The Issuer's shares closed at a price of $0.03 on the date of this report, October 1, 2002, compared to $0.19 as at the date of the previous year's report, October 1, 2001.

As discussed above, the Company has experienced a loss of $278,448 for the year ended May 31, 2002 (2001 - $620,624), and, as at May 31, 2002 has a deficit of $4,962,259 (2001 - $4,683,811) and a working capital surplus of $322,167 in comparison to a working capital deficiency of $252,207 as at May 31, 2001. The future operations of the Company are dependent upon the continued support of our shareholders and the investment community and management's ability to continue to raise further capital to fund the Issuer's future operations, working capital requirements and work programs for its mineral properties through the issuance of equity via private and public non-brokered and brokered financing opportunities.

In conclusion, due to the disappointing results of the YANKEE Property, the Issuer is currently in a regrouping mode. The Company's short term plan is to; a) evaluate the potential of the YANKEE Property for continued work programs in 2003; b) acquire additional property on Victoria Island as well as other diamond and gold properties within North America; c) propose a name change and a consolidation of the Company's share capital to our shareholders at our upcoming Annual General

Meeting as discussed above; and d) arrange for a brokered financing to be completed sometime in the latter part of 2002 or early 2003. Throughout the post year-end period, the Issuer has been in discussions with Diamonds North for property acquisitions on Victoria Island and has also had discussions with other vendors of diamond and gold properties for acquisition within North America. During this period, the Issuer has also had discussions with a brokerage house to arrange for a financing which could be completed in the latter part of 2002 or early 2003. As at the date of this report, October 1, 2002, no arrangements for property acquisitions or financings had been finalized, however, if and when they are, the Issuer will make this news available to our shareholders and the investment community via standard dissemination channels.

We would like to take this opportunity to thank our valued shareholders and to let you know that we appreciated your loyalty and patience during the past year and to point out that, even though drilling results from the YANKEE Property were disappointing, the Company is aggressively moving forward with regards to assessing possible future work programs for the property and acquiring new diamond and gold projects within North America and possibly restructuring the affairs of the Company to place it on solid footing for future financings and enhancing shareholder value.

If you have any questions feel free to contact us through any of the methods below:

Toll Free:	1-800-665-3624 (North America)
Vancouver	(604) 878-1339
Facsimile:	(604) 688-3402
E-mail:	haw@hawkeyegold.com
Web Site:	www.hawkeyegold.com

ON BEHALF OF THE BOARD OF DIRECTORS OF HAWKEYE GOLD INTERNATIONAL INC.

Greg Neeld
President & C.E.O.

DATED: **October 1, 2002**

HAWKEYE

GOLD CORPORATION

"HAWKEYE is committed to building
shareholder value through prudent and
strategic worldwide investments
in low-cost, high potential
mineral opportunities"

HAWKEYE GOLD INTERNATIONAL INC.
Suite 2701 – 1188 Quebec Street, Vancouver, B.C., Canada V6A 4B3
Ph: (604) 878-1339 • Fax: (604) 688-3402 • Corporate Communications: 1-800-665-3624 • Internet: www. hawkeyegold.com

TSX VENTURE EXCHANGE - HGO